SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 10/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                IBT BANCORP, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


        Pennsylvania                                            25-1532164
--------------------------------------------------------------------------------
(State or other  jurisdiction of                           (IRS employer ID no.)
incorporation or organization)

309 Main Street, Irwin, Pennsylvania                             15642
--------------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip code)


Registrant's telephone number, including area code    (724) 863-3100
                                                   -----------------------------

Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                        Name of each exchange on which
  to be so registered                        each class is to be registered
  -------------------                        ------------------------------

         None                                           N/A
  -------------------                        ------------------------------

Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, $1.25 par value per share
--------------------------------------------------------------------------------
                                (Title of class)

Item 1.   Business.

General

         IBT Bancorp, Inc. (the "Company"), headquartered in Irwin, Pennsylvania, is a Pennsylvania business corporation which is a bank holding company. The Company was incorporated on August 6, 1986 for the purpose of acquiring Irwin Bank & Trust Company of Pennsylvania (the "Bank") and thereby enabling the Bank to operate within a bank holding company structure. The Bank is a wholly-owned subsidiary of the Company.

         The Company's principal activities consist of owning and supervising the Bank, which engages in a full service mortgage, commercial and consumer banking business, as well as trust and a variety of deposit services provided to its customers. The Company, through the Bank, derives substantially all of its income from the furnishing of banking and banking related services.

         The Company directs the policies and coordinates the financial resources of the Bank. The Company provides and performs various technical and advisory services for the Bank, coordinates the Bank's general policies and activities, and participates in the Bank's major decisions.

         On January 20, 1998, the Company declared a 5% stock dividend resulting in the issuing of 47,933 shares of capital stock. In addition, on December 28, 1998, the Company declared a three-for-one split in the form of a 200% stock dividend payable to all shareholders of record on January 6, 1999. All references in this registration statement to per share data have been restated as appropriate to reflect the effect of the split for all periods presented.

Irwin Bank & Trust Company of Pennsylvania

         The Bank was incorporated in 1922 under the laws of Pennsylvania as a commercial bank under the name "Irwin Savings and Trust Company."


         The Bank engages in a full service mortgage, commercial and consumer banking business, as well as trust and a variety of deposit services provided to its customers. At March 31, 1999 the Bank operated through its main office, five branch offices and a loan center as well as through four supermarket branches under the name "Irwin Bank Extra." The Bank's main office, full service branch offices, loan center, and supermarket branches are located in the Pennsylvania counties of Westmoreland and Allegheny.

         The Bank has  instituted  "In-Touch  Banking"  which  offers  customers
24-hour   access  to  their  accounts  and  has  also  set  up  a  web  site  at
www.irwinbank.com.


Lending Activities


General. The Bank originates mortgage loans, installment loans, commercial loans, home equity lines of credit, education loans through the Pennsylvania Higher Education Assistance Agency ("PHEAA"), municipal loans and credit card loans. Mortgage loans consist of one- to four-family residential loans, commercial real estate loans and construction loans. Commercial real estate loans primarily consist of mortgage loans secured by multi-family dwelling units. Installment loans primarily consist of home equity loans. The following table sets forth information concerning the types of loans held by the Bank on the dates indicated.






                                                                           At December 31,
                                   ---------------------------------------------------------------------------------------------
                                          1998              1997                 1996              1995              1994
                                   ------------------ -----------------  ------------------ -----------------  -----------------
                                      $          %        $       %          $        %        $        %         $        %
                                   --------  -------- --------  -------  ---------  ------- -------- --------  --------  -------
                                                                 (Dollars in Thousands)
Type of Loans:
  Mortgage.......................  $123,494    51.31% $107,240   48.97%   $ 99,118   50.28% $ 87,772   49.00%  $ 73,722   48.27%
  Installment....................    52,418    21.78    45,321   20.69      38,595   19.58    34,389   19.20     30,249   19.81
  Commercial.....................    45,232    18.79    42,003   19.18      38,517   19.54    35,399   19.76     29,808   19.52
  Home equity credit.............     8,588     3.57     8,860    4.05       8,723    4.42     9,457    5.28      9,757    6.39
  PHEAA..........................     5,043     2.10     4,604    2.10       4,632    2.35     4,589    2.56      4,272    2.80
  Municipal......................     3,616     1.50     7,870    3.59       4,733    2.40     4,828    2.70      2,950    1.93
  Credit cards...................     1,808     0.75     2,022    0.93       2,228    1.13     2,119    1.18      1,479    0.96
  Other..........................       477     0.20     1,081    0.49         585    0.30       584    0.32        490    0.32
                                     ------   ------   -------  ------      ------  ------    ------  ------     ------  ------
Total loans......................   240,676   100.00%  219,001  100.00%    197,131  100.00%  179,137  100.00%   152,727  100.00%
                                              ======            ======              ======            ======             ======
Less:
  Loans in process...............        --                 --                  --                --                 --
  Unearned discount..............        --                 --                   1                10                 33
  Deferred loan origination
    fees and costs...............       144                174                 213               160                137
  Allowance for loan losses......     2,228              2,340               2,240             1,969              1,685
                                    -------            -------             -------           -------            -------
Total loans, net.................  $238,304           $216,487            $194,677          $176,998           $150,872
                                    =======            =======             =======           =======            =======

         Loan Maturity Table. The following table sets forth maturities and interest rate sensitivity for all categories of loans as of December 31, 1998. Scheduled repayments are reported in the maturity category in which payment is due.


                                        Home
                                       Equity                            PHEAA              Credit
                            Mortgage  Credit(2) Installment Commercial    (1)   Municipal  Cards(2)   Other      Total
                           ---------- -------- ------------ ----------- ------- ---------  -------- --------- ---------
                                                  (In Thousands)
1 year or less............. $ 14,004  $ 8,588   $ 9,127     $ 3,542      $   --  $ 3,616  $ 1,808    $  477   $ 41,162
                             -------   ------    ------      ------       -----   ------   ------     -----    -------
After 1 year:
  1 to 5 years.............   24,297       --    26,803      12,792       5,043       --       --        --     68,935
  After 5 years............   85,193       --    16,488      28,898          --       --       --        --    130,579
                              ------   ------    ------      ------       -----    -----    -----     -----    -------
Total due after one year...  109,490       --    43,291      41,690       5,043       --       --        --    199,514
                             -------   ------    ------      ------       -----    -----    -----     -----    -------
Total amount due........... $123,494   $8,588   $52,418     $45,232      $5,043   $3,616   $1,808      $477   $240,676
                             =======    =====    ======      ======       =====    =====    =====       ===    =======

----------------------
(1) PHEAA loans are sold when repayment begins; assumption is that all PHEAA loans will mature in 1 to 5 years.
(2) Home equity credit are lines of credit. Home equity credit lines and credit cards have no stated maturities; therefore, they are classified as due in one year or less.


         The following table sets forth, as of December 31, 1998, the dollar amount of all loans due after December 31, 1999, based upon fixed rates of interest or floating or adjustable interest rates.



                                        Floating or
                      Fixed Rates    Adjustable Rates     Total
                      -----------    ----------------     -----
                                     (In Thousands)

Mortgage(1)  .........  $100,650       $ 8,840          $109,490
Installment...........    42,407           884            43,291
Commercial............    24,937        16,753            41,690
Home equity credit....        --            --                --
PHEAA.................        --         5,043             5,043
Municipal.............        --            --                --
Credit Cards..........        --            --                --
Other.................        --            --                --
                         -------        ------           -------
     Total............  $167,994       $31,520          $199,514
                         =======        ======           =======

--------------------------


(1) Included in the mortgage loans portfolio are commercial real estate loans. Commercial real estate loans are fixed rate loans that are primarily callable loans, which reprice every three, five or ten years, based upon the interest rate on similar loans at the time of repricing. See "Mortgage Loans."

         Mortgage Loans. The Bank had approximately $61.0 million of one- to four-family residential mortgage loans in its mortgage loan portfolio at March 31, 1999 and at December 31, 1998. The Bank generally originates one- to four-family residential mortgage loans in amounts of up to 80% of the appraised value of the mortgaged property without requiring mortgage insurance. The Bank will originate residential mortgage loans in an amount up to 95% of the appraised value of a mortgaged property, however, mortgage insurance for the borrower is required. The Bank offers residential fixed rate loans and adjustable rate loans with a 30 year amortization period. Interest rates for adjustable rate loans for residences adjust every six months based upon the current six month U.S. treasury bill rate, plus an upward adjustment of up to 3%. These adjustable rate loans have an interest rate cap of 2% per year and 5% over the life of the loan, and are originated for retention in the portfolio.



         Fixed rate loans are underwritten in accordance with Federal National Mortgage Association ("FNMA") guidelines. Currently, loans underwritten in accordance with FNMA guidelines are generally sold in the secondary market. However, the number of saleable loans could vary materially as a result of market conditions. The Bank generally charges a higher interest rate if loans are not saleable under FNMA guidelines. At March 31, 1999 and December 31, 1998, $72.0 million and $73.0 million, respectively, of the Bank's mortgage portfolio consisted of long-term fixed rate mortgage loans of which $416,000 and $979,000 were classified as held for sale. The Bank does not service any loans that are sold and the Bank is generally not liable for these loans (i.e., "nonrecourse loans").

         Substantially all of the Bank's one- to four-family mortgages include "due on sale" clauses, which are provisions giving the Bank the right to declare a loan immediately payable if the borrower sells or otherwise transfers an interest in the property to a third party.

         Property appraisals on real estate securing the Bank's one- to four-family residential loans are made by appraisers approved by the Board of Directors. Appraisals are performed in accordance with applicable regulations and policies. The Bank obtains title insurance policies on all purchase money first mortgage real estate loans originated.

         The Bank's commercial real estate mortgage loans are long-term loans secured primarily by multi-family dwelling units. Essentially all originated commercial real estate loans are within the Bank's market area. Commercial real estate loans are originated at both fixed rate and adjustable rates of interest. Fixed rate loans are primarily callable loans having terms of up to 15 years, with principal and interest payments calculated using up to a 20 year amortization period. Callable loans reprice every three, five or ten years based upon the interest rate on similar loans at the time of repricing. At these specific time periods, the Bank has the right but not the obligation to either accelerate the loan balance or adjust the interest rate of these loans.


         Adjustable rate commercial mortgage loans have interest rates set at the six month U.S. treasury bill rate, plus an upward adjustment of up to 3.75%. Adjustable rate commercial mortgage loans have terms of up to 20 years and have no maximum interest rate.


         As of March 31, 1999 and December 31, 1998, the Bank's commercial real estate loans totaled $52.2 million and $52.0 million, respectively, of the Bank's mortgage portfolio. The largest commercial real estate loan had a balance of $2.0 million on March 31, 1999 and was performing in accordance with its contractual terms. Typically, commercial real estate loans are originated in amounts up to 75% of the appraised value of the mortgaged property.

         The Bank also originates loans to finance the construction of one-to four-family dwellings. Generally, the Bank only makes interim construction loans to individuals if it also makes the long-term one- to four-family residential mortgage loan on the property. Interim construction loans generally have terms of up to nine months with fixed rates of interest. At March 31, 1999 and December 31, 1998, respectively, such loans totaled $2.9 million and $2.1 million, respectively, of the Bank's total mortgage loan portfolio.


         Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction and development and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, the Bank may be required to advance funds beyond the amount originally committed to permit completion of the development. If the estimate of value proves to be inaccurate, the Bank may be confronted, at or prior to the maturity of the loan, with a project having a value which is insufficient to assure full repayment.


         Installment Loans. Installment loans primarily consist of home equity term loans and to a lesser extent automobile loans. Home equity loans are secured primarily by one- to four-family residences. The Bank originates these loans with fixed rates with terms of up to 20 years. These loans are subject to 80% combined loan-to-value limitation, including any outstanding mortgages or liens. The Bank originates automobile loans with fixed rates of interest and terms of up to five years. At March 31, 1999 and December 31, 1998, home equity loans totaled $26.7 million and $25.3 million, respectively.


         Commercial Loans. Commercial business loans consist of equipment, accounts receivables, inventory, and other business purpose loans. Such loans are secured by either the underlying collateral and/or by the personal guarantees of the borrower.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself and the general economic environment.


         Home Equity Lines of Credit. These revolving home equity lines of credit are secured primarily by one- to four-family residences. The lines of credit are subject to an 80% combined loan to value limitation, including all outstanding mortgages and liens.


         Loan Approval Authority and Underwriting. The Bank establishes various lending limits for its officers and maintains an officer review committee. Certain officers generally have authority to approve loans up to $100,000. Loans between $100,000 and $500,000 are approved by an officers review committee ("ORC"). The ORC consists of the President and at least four other officers appointed by the President. All loans over $500,000 are approved by a majority of the Board of Directors.

         Upon receipt of a completed loan application from a prospective borrower, a credit report is ordered. Income and certain other information is verified. If necessary, additional financial information may be requested. An appraisal or other estimate of value of the real estate intended to be used as security for the proposed loan is obtained. Appraisals are performed by independent appraisers.

         Title insurance is generally required on all purchase money real estate mortgage loans. Borrowers also must obtain fire and casualty insurance. Flood insurance is also required on loans secured by property that is located in a flood zone.


         Loan Commitments. Written commitments are given to prospective borrowers on all approved mortgage loans. Generally, the commitment requires acceptance within 30 days of the date of issuance. At March 31, 1999, commitments to cover originations of mortgage loans totaled $4.7 million.

         Loans to One Borrower. Federal regulations limit loans to one borrower in an amount equal to 15% of unimpaired capital and unimpaired surplus. If the loan is secured by readily marketable collateral, the limit is 25% of unimpaired capital and unimpaired surplus. At March 31, 1999, the Bank's loan to one borrower limit was approximately $5.7 million. At March 31, 1999, the Bank's largest loan to one borrower was $4.1 million and was secured primarily by apartment buildings in Allegheny and Westmoreland Counties. The borrower is the owner of apartment buildings.

         Classified Assets. Federal regulations provide for a classification system for problem assets of insured institutions, including assets previously treated as "scheduled items." Under this classification system, problem assets of insured institutions are classified as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all the weaknesses inherent in those classified "substandard," with the added characteristic that the weaknesses present make "collection of principal in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the Bank to risk sufficient to warrant classification in one of the above categories, but which possess some weakness, are required to be designated "special mention" by management.


         When an insured institution classifies problem assets as either "substandard" or "doubtful," it may establish allowances for loan losses in an amount deemed prudent by management. When an insured institution classifies problem assets as "loss," it is required either to establish an allowance for losses equal to 100% of that portion of the assets so classified or to charge off such amount. An institution's determination as to the classification of its assets and the amount of its allowances is subject to review by the Federal Deposit Insurance Corporation ("FDIC") which may order the establishment of additional loss allowances.


         At March 31, 1999, the Bank had a total of $6.2 million and $3.0 million, respectively, of the loan portfolio classified as "special mention" and "substandard". The Bank had no assets classified as "doubtful" or "loss."


         Other Real Estate Owned. Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned until such time as it is sold. When other real estate owned is acquired, it is recorded at the lower of the unpaid balance of the related loan or its fair value less disposal costs. Any write-down of other real estate owned is charged to operations.

         Allowance for Losses on Loans and Other Real Estate Owned. It is the policy of management to provide for losses on unidentified loans in its portfolio in addition to classified loans. A provision for loan losses is charged to operations based on management's evaluation of the potential losses that may be incurred in the Bank's loan portfolio. Management also periodically performs valuations of other real estate owned and establishes allowances to reduce book values of the properties to their net realizable values when necessary.

         Management will continue to review the entire loan portfolio to determine the extent, if any, to which further additional loan loss provisions may be deemed necessary. There can be no assurance that the allowance for loan losses will be adequate to cover losses which may be realized in the future. In addition, there can be no assurance that additional provisions for losses on loans and other real estate owned will not be required.

Nonperforming and Problem Assets

         Loan Delinquencies. When a loan becomes 16 days past due, a notice of nonpayment is sent to the borrower. Telephone collection calls, letters and/or visits to the borrower are initiated within 16 days of the due date missed in an effort to resolve the delinquency. Generally, if the loan continues in a delinquent status for 90 days past due and no repayment plan has been reached, foreclosure, liquidation or other legal proceedings may be initiated.

         Loans are reviewed on a monthly basis and are placed on a non-accrual status when the loan becomes more than 90 days delinquent and when, in our opinion, the collection of additional interest is doubtful. Interest accrued and unpaid at the time a loan is placed on nonaccrual status is charged against interest income. Subsequent interest payments, if any, are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan.

         Nonperforming Assets. The following table sets forth information regarding nonaccrual loans and real estate owned, as of the dates indicated. No loans were categorized as troubled debt restructurings within the meaning of SFAS 15 and no impaired loans within the meaning of SFAS 114, as amended by SFAS 118.


                                                 At March 31,                  At December 31,
                                             --------------------  ---------------------------------------
                                                1999       1998       1997     1996     1995       1994
                                             --------  ----------  --------  --------- --------  ---------
                                                                    (Dollars In Thousands)


Loans accounted for on a non-accrual basis:
  Mortgage.................................  $^    --      $ --      $ 29    $  --     $ --       $  -
  Installment..............................   ^    --        --        --        5        1         --
  Commercial...............................   ^    12        12       205      114       18         22
  Home equity credit.......................   ^    --        --        --       --       --          -
  PHEAA....................................   ^    --        --        --       --       --         --
  Municipal................................   ^    --        --        --       --       --         --
  Credit cards.............................   ^    --        --        --       --       --         --
  Other....................................   ^    --        --        --       --       --         --
                                                -----     -----     -----    -----    -----      -----
Total......................................   ^    12        12       234      119       19         22
                                                -----     -----     -----    -----     ----       ----


Accruing loans which are contractually
  past due 90 days or more:
  Mortgage.................................   ^   949       788       362      493      703        606
  Installment..............................   ^     5         3        21        7       53         46
  Commercial...............................   ^   418       629       631      250      111        104
  Home equity credit.......................   ^    --        --        --       --       --          -
  PHEAA....................................   ^    --        --        --       --       --         --
  Municipal................................   ^    --        --        --       --       --         --
  Credit cards.............................   ^    10         8         9       11       11         --
  Other....................................   ^    --        --        --       --       --         --
                                              -------     -----     -----    -----    -----      -----
Total......................................   ^ 1,382     1,428     1,023      761      878        756
                                                -----     -----     -----   ------    -----      -----
Total non-accrual and accrual loans........   ^ 1,394     1,440     1,257      880      897        778
                                                -----     -----     -----    -----    -----      -----
Other real estate owned....................   ^   191       128        37       53       30        178
                                               ------     -----     -----    -----    -----      -----
Other non-performing assets................   ^    --        --        --       --       --         --
                                              -------    ------    ------   ------    -----      -----
Total non-performing assets................  $^ 1,585    $1,568    $1,294     $933     $927       $956
                                                =====    ======    ======      ===      ===        ===
Total non-accrual and accrual loans
  to net loans.............................   ^  0.57%     0.60%     0.58%    0.45%    0.51%      0.52%
                                                 ====      ====      ====     ====     ====       ====
Total non-accrual and accrual loans to
  total assets.............................   ^  0.34%     0.35%     0.34%    0.27%    0.30%      0.29%
                                                 ====      ====      ====     ====     ====       ====
Total non-performing assets to total assets   ^  0.39%     0.38%     0.35%    0.28%    0.31%      0.35%
                                                 ====      ====      ====     ====     ====       ====

         Analysis of the Allowance for Loan Losses. The following table sets forth information with respect to the Bank's allowance for loan losses at the dates indicated:




                                          At March 31,                        At December 31,
                                         -------------  -------------------------------------------------------
                                            1999          1998         1997        1996       1995       1994
                                         -------------  ---------    --------    --------   --------  ---------
                                                                   (Dollars in Thousands)


Total loans outstanding..................  $^244,727     $240,532    $218,827    $196,917   $178,967   $152,557
                                            ========      =======     =======     =======    =======    =======
Average loans outstanding................  $^242,074     $226,984    $205,399    $186,845   $163,471   $144,280
                                            ========      =======     =======     =======    =======    =======

Allowance balances (at beginning of
  period)................................  $^  2,228    $   2,340    $  2,240   $   1,969  $   1,685   $  1,528
Provision (credit):
   Mortgage..............................   ^      4           30          30          41         38         24
   Installment...........................   ^      5           30          30          41         38         24
   Commercial............................   ^     34          225         225         308        285        192
   Home equity credit....................   ^     --           --          --          --         --          -
   PHEAA.................................   ^     --           --          --          --         --         --
   Municipal.............................   ^     --           --          --          --         --         --
   Credit cards..........................   ^      2           15          15          20         19         --
   Other.................................   ^     --           --          --          --         --         --
Net (charge-offs) recoveries:............   ^     --           --          --          --         --         --
  Mortgage...............................   ^     --           19          10          --         --          -
  Installment............................   ^      2           28          27          56         32         30
  Commercial.............................   ^     33          324         104          59         20         53
  Home equity credit.....................   ^     --           --          11          --         25          -
  PHEAA..................................   ^     --           --          --          --         --         --
  Municipal..............................   ^     --           --          --          --         --         --
  Credit cards...........................   ^     10           41          48          24         19         --
  Other..................................   ^     --           --          --          --         --         --
                                               -----     --------     -------    --------   --------   --------
Allowance balance (at end of period).....  $^  2,228    $   2,228    $  2,340   $   2,240  $   1,969  $   1,685
                                               =====     ========     =======    ========   ========   ========
Allowance for loan losses as a percent
  of total loans outstanding.............   ^  0.91%        0.93%       1.07%       1.14%      1.10%      1.10%
Net loans charged off as a percent of
  average loans outstanding..............   ^  0.02%        0.18%       0.10%       0.07%      0.06%      0.06%


         Allocation of the Allowance For Loan Losses. The following table sets forth the allocation of the Bank's allowance for loan losses by loan category and the percent of loans in each category to total loans at the date indicated.




                                  At March 31,                                    At December 31,
                                ---------------- -----------------------------------------------------------------------------------
                                    1999            1998              1997              1996            1995            1994
                                ---------------- ---------------  ---------------  --------------  ---------------  ---------------
                                          % of           % of             % of             % of            % of             % of
                                          Loans          Loans            Loans            Loans           Loans            Loans
                                        to Total        to Total         to Total        to Total         to Total         to Total
                               Amount     Loans  Amount   Loans   Amount  Loans    Amount  Loans   Amount  Loans    Amount   Loans
                               ------     -----  ------   -----   ------  -----    ------  -----   ------  -----    ------   -----
                                                                 (Dollars in Thousands)

At end of period allocated to:
  Mortgage.....................$^   625^ 50.16%  $  604   51.31% $   565  48.97% $   588   50.28%  $  508   49.00% $   284   48.27%
  Installment.................. ^   375^ 22.81      380    21.78     324   20.69     294   19.58      270    19.20     273    19.81
  Commercial................... ^ 1,089^ 18.51    1,100    18.79   1,301   19.18   1,224   19.54    1,050    19.76     995    19.52
  Home equity credit........... ^    42^  3.37       44     3.57      45    4.05      43    4.42       47     5.28      49     6.39
  PHEAA........................ ^     8^  2.27        8     2.10       7    2.10       7    2.35        7     2.56       6     2.80
  Municipal.................... ^     7^  1.90        5     1.50      12    3.59       6    2.40        7     2.70       4     1.93
  Credit cards................. ^    75^   .67       80      .75      71     .93      74    1.13       74     1.18      62      .96
  Other........................ ^     7^   .31        7      .20      15     .49       4     .30        6      .32      12      .32
                                 ------ ------    -----   ------   -----  ------   -----  ------    -----   ------   -----   ------
Total allowance................$^ 2,228^100.00%  $2,228   100.00% $2,340  100.00% $2,240  100.00%  $1,969   100.00% $1,685   100.00%
                                 ====== ======   ======   ======   =====  ======   =====  ======    =====   ======   =====   ======


Investment Securities Activities

         General. The investment policy of the Bank is established by senior management and approved by the Board of Directors. It is based on asset and liability management goals and is designed to provide a portfolio of high quality investments that optimize interest income and provides acceptable limits of safety and liquidity.

         The Bank's investment goal is to invest available funds in instruments that meet specific requirements of the Bank's asset and liability management goals. The investment activities of the Bank consist primarily of investments in federal funds, securities issued or guaranteed by the United States Government or its agencies, states and political subdivisions and equity securities.

Investment Portfolio. The following table sets forth the carrying value of the Bank's investment securities portfolio at the dates indicated:



                                                            At March 31,         At December 31
                                                            ------------ -------------------------------
                                                                1999       1998       1997       1996
                                                            ------------ ---------  --------  ----------
                                                                           (In Thousands)
Securities available for sale:
  Obligations of U.S. government agencies.................    $ 74,735   $ 69,540   $ 70,725   $ 54,991
  Mortgage-backed securities..............................      43,581     33,227     21,611     23,356
  Obligations of state and political subdivisions.........       7,713      8,200      6,929      7,746
  U.S. treasury securities................................       5,572      5,616      6,627      7,672
^ Federal home loan bank stock............................     ^ 1,313    ^ 1,308    ^ 1,171    ^ 1,022
^ Equity securities.......................................     ^   237    ^   249    ^   239    ^   193
  Other securities........................................         633        638        499        363
                                                             ---------    -------    -------     ------
     Total securities available for sale..................     133,784    118,778    107,801     95,343
                                                               -------    -------    -------     ------

Securities held to maturity:
  U.S. government agencies................................       2,500      2,500      5,500      7,500
  Mortgage-backed securities..............................          --         69        355        455
                                                            ----------    -------    -------    -------
     Total securities held to maturity....................       2,500      2,569      5,855      7,955
                                                              --------   --------   --------   --------
     Total investment and mortgage-backed
       securities.........................................    $136,284   $121,347   $113,656   $103,298
                                                               =======    =======    =======    =======

         Investment Portfolio Maturities. The following table sets forth certain information regarding carrying values, weighted average yields, and maturities of the Bank's investment securities portfolio as of March 31, 1999. Actual maturities may differ from contractual maturities as certain instruments have call features which allow prepayment of obligations.



                                                               As of March 31, 1999
                              ------------------------------------------------------------------------------------------------
                                                                    After Five       More than
                              One Year or Less One to Five Years   to Ten Years      Ten Years     Total Investment Securities
                              ---------------- ----------------- ---------------- ---------------- ---------------------------
                              Carrying Average Carrying Average  Carrying Average Carrying Average Carrying Average   Market
                                Value   Yield   Value   Yield    Value    Yield   Value    Yield   Value    Yield     Value
                               ------- ------- -------  -------  -------  ------- -------  ------- -------  -------   ------
                                                               (Dollars in Thousands)

U.S. treasury securities...... $ 4,049  3.94%  $ 1,523  6.21%  $    --     --%    $   --      --% $  5,572    6.73% $  5,572
Obligations of U.S.
    government agencies.......   4,559  7.04    35,045  5.87    28,883   6.95      8,778    6.75    77,265    6.44    77,260
Obligations of state and
    political subdivisions....     398  5.21     1,530  5.69     1,360   5.92      4,425    4.81     7,713    5.20     7,713
Mortgage-backed securities....     340  6.55        45  9.09     1,990   6.11     41,176    7.55    43,551    7.48    43,551
Other securities..............     633  4.56        --    --        --     --         --      --       633    4.56       633
Federal home loan bank stock..      --    --        --    --        --     --      1,313    6.55     1,313    6.55     1,313
Equity securities.............      --    --        --    --        --     --        237    4.37       237    4.37       237
                                ------          ------          ------             -----           -------           -------
     Total.................... $ 9,979  6.75%  $38,143  5.88%  $32,233   6.85%    $55,929   7.00% $136,284    6.63% $136,279
                                ======          ======          ======             ======          =======           =======

Sources of Funds

         General. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization, prepayment or sale of loans, maturities of investment securities and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. The Bank can also borrow from the Federal Home Loan Bank ("FHLB") of Pittsburgh.

         Deposits. Consumer and commercial deposits are attracted principally from within the Bank's primary market area through the offering of a broad selection of deposit instruments including checking, regular savings, money market deposits, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. The Bank regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside the Commonwealth of Pennsylvania.


         The following table indicates the amount of certificates of deposit of $100,000 or more by time remaining at March 31, 1999 (in thousands).



  Three months or less                                 $ 7,545
  Over three through six months                          2,485
  Over six through twelve months                         6,876
  Over twelve months                                     6,895
                                                        ------
                                                       $23,801
                                                       =======


         Borrowings. Deposits are the primary source of funds for the Bank's lending and investment activities as well as for general business purposes. Should the need arise, the Bank may access up to $5 million from a line of credit from the FHLB of Pittsburgh to supplement its supply of lendable funds and to meet deposit withdrawal requirements. At March 31, 1999 there were no short-term advances under the FHLB line of credit and there were outstanding $14.0 million of long term FHLB borrowings.


Market Area

         The Bank's primary market area consists of the southwestern counties of Westmoreland and Allegheny. The Bank's main office is located in Irwin, Pennsylvania which is twenty minutes southwest of downtown Pittsburgh.

         The Greater Pittsburgh area has been in the process of restructuring over the past decade. Once centered on heavy manufacturing, primarily steel, its economic base is now more diverse, including technology, health and business services. Several "Fortune 500" industrial firms are headquartered in the Greater Pittsburgh area, including USX Corporation and Westinghouse Electric Corporation. The largest employers in Pittsburgh, by the number of local employees, include the United States Government, the

Commonwealth of  Pennsylvania,  Westinghouse,  USAirways,  and the University of
Pittsburgh.   Seven  colleges  and  universities  are  located  in  the  general
Pittsburgh area.

Competition

         The Bank encounters strong competition in both the attraction of deposits and in the origination of loans. Competition for deposits and loans primarily comes from commercial banks and thrift institutions located in its market area. The Bank competes with other institutions through its emphasis on superior customer service, comprehensive product lines, competitive rates and customer loyalty.

         The Bank is smaller in asset size compared to most of the competitors in its market area. A recent trend has been that some competitors have been purchased by larger financial institutions not locally headquartered. Management believes that the Bank can strengthen its position as a community bank with an emphasis on serving all of the financial needs of the individuals and businesses located within its primary market area.

Personnel


         As of March 31, 1999, the Bank had 140 full-time and 50 part-time employees. None of the Bank's employees are represented by a collective bargaining group.


Regulation

         Set forth below is a brief description of certain laws which relate to the regulation of the Company and the Bank. The description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

Supervision and Regulation

          The Company is regulated by the Pennsylvania Department of Banking and the Board of Governors of the Federal Reserve System. The deposits of the Bank are insured by the FDIC and the Bank is a member of the Bank Insurance Fund which is administered by the FDIC. The Bank is subject to regulation by the Pennsylvania Department of Banking and the FDIC.

          The Company files with the Federal Reserve an annual report and such additional information as the Federal Reserve may require. The Federal Reserve may examine the Company. The Company must obtain the approval of the Federal Reserve before it may acquire substantially all the assets of any bank, or before it may acquire ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting shares of such bank.

          The Company may only engage in or own companies that engage in activities deemed to be so closely related to the business of banking or managing or controlling banks as to be a proper incident thereto, and the Company must gain permission from the Federal Reserve prior to engaging in most new business activities.

          A bank holding company and its subsidiaries are subject to certain restrictions on any extensions of credit to the bank or any of its subsidiaries, investments in the stock or securities thereof, and on the taking of such stock or securities as collateral for loans to any borrower. A bank holding company and its subsidiaries are also prevented from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

Source of Strength Doctrine

         A bank holding company is required to serve as a source of financial and managerial strength to its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the policy of the Federal Reserve that a bank holding company should stand ready to use available resources to provide adequate capital to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its obligations to serve as a source of strength to its subsidiary banks will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of the Federal Reserve regulations or both.

Capital Adequacy

          The Federal banking regulators have adopted risk-based capital guidelines for bank holding companies, such as the Company. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be Tier 1 capital, consisting principally of common shareholders' equity, noncumulative perpetual preferred stock, a limited amount of cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill.

         The remainder (Tier 2 capital) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock and a limited amount of the general loan loss allowance.

         In addition to the risk-based capital guidelines, the Federal banking regulators established minimum leverage ratio (Tier 1 capital to total assets) guidelines for bank holding companies. These guidelines provide for a minimum leverage ratio of 3% for those bank holding companies which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other bank holding companies are required to maintain a leverage ratio of at least 1% to 2% above the 3% stated minimum. The Company and the Bank exceed all applicable capital requirements.

         Federal law establishes five categories of capitalization of financial institutions. Prompt corrective action and significant operational restrictions are imposed on institutions that are capital deficient under the categories. These categories are well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

         To be considered well capitalized, an institution must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An institution falls within the adequately capitalized category if it has a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4%, and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. In addition, the appropriate federal regulatory agency may downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound condition, or is engaged in an unsafe or unsound practice. Institutions are required to closely monitor their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. On March 31, 1999, the Company and the Bank exceeded the minimum capital levels of the well capitalized category.

Affiliate Transaction Restrictions

         Banks are subject to federal laws that limit the transactions by subsidiary banks to or on behalf of their parent company and to or on behalf of any nonbank subsidiaries. Such transactions by a subsidiary bank to its parent company or to any nonbank subsidiary are limited to 10% of a bank subsidiary's capital and surplus and, with respect to such parent company and all such nonbank subsidiaries, to an aggregate of 20% of such bank subsidiary's capital and surplus. Further, loans and extensions of credit generally are required to be secured by eligible collateral in specified amounts. Federal law also prohibits banks from purchasing low-quality assets from affiliates.


Restrictions on Dividends



         The Pennsylvania Banking Code states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to contributed capital. The Bank has not declared or paid any dividends which cause the Bank's retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if the Bank is in default in payment of any assessment due the FDIC. At March 31, 1999, the Bank could pay up to $33.7 million in dividends to the Company.

         The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve also indicated that it would be inappropriate for a company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if the holding company's bank subsidiary is classified as "undercapitalized."

Item 2.   Financial Information.


Selected Financial Data

         The following table sets forth certain information concerning the financial position of the Company at the dates indicated:




                                     At March 31,                      At December 31,
                                     ------------ ---------------------------------------------------------
                                         1999         1998      1997        1996        1995       1994
                                     ------------ ----------  ----------  ----------  ---------  ----------
                                                                (Dollars in Thousands)

Balance Sheet Data:
  Assets............................ $^  406,670   $412,366    $366,457    $331,416   $299,435    $272,818
  Loans receivable, net.............  ^  242,499    238,304     216,487     194,677    176,998     150,872
  Securities available for sale(1)..  ^  133,784    118,778     107,801      95,343     86,045      34,209
  Securities held to maturity.......  ^    2,500      2,569       5,855       7,955      8,075      69,884
  Non-interest bearing deposits.....  ^   54,725     58,208      48,912      43,709     39,511      33,613
  Interest bearing deposits.........  ^  295,623    298,175     275,405     249,990    229,143     204,515
  Cash and cash equivalents.........  ^   17,662     43,396      27,700      24,853     20,202       9,179
  FHLB advances.....................  ^   14,000     14,000       4,000       4,000         --          --
  Total stockholders' equity........  ^   38,354     38,201      34,302      30,090     26,827      23,116
Number of:
  Real estate loans outstanding.....  ^    4,716      4,705       4,509       4,139      3,874       3,469
  Deposit accounts..................  ^   72,214     70,306      65,872      61,294     57,157      53,515

-----------------------
(1)  Includes FHLB stock in the amount of $1,313, $1,308, $1,171, $1,022, $895 and $850, respectively.

                                            For the three Months ended
                                                     March 31,                            Year Ended December 31,
                                            --------------------------   --------------------------------------------------------
                                               1999            1998         1998        1997      1996        1995        1994
                                            -----------    -----------   --------------------------------------------------------
                                                                                        (In Thousands)
Summary of Operations:
Interest income...........................    $^7,020          $6,692      $27,528     $25,290    $22,695    $20,995     $17,376
Interest expense..........................     ^3,228           3,049       12,586      11,517     10,190      9,513       7,406
                                               ------           -----       ------      ------     ------     ------      ------
  Net interest income.....................     ^3,792           3,643       14,942      13,773     12,505     11,482       9,970
Provision for loan loss...................     ^   45             105          300         300        410        380         240
                                              -------         -------        -----       -----      -----      -----       -----
  Net interest income after provision
    for loan losses.......................     ^3,747           3,538       14,642      13,473     12,095     11,102       9,730
Other income..............................     ^  661             503        2,333       1,792      1,471      1,276       1,325
Other expense.............................     ^2,100           2,048        8,438       7,683      7,076      6,925       6,660
                                                -----           -----       ------      ------     ------     ------      ------
Income before income taxes................     ^2,308           1,993        8,537       7,582      6,490      5,453       4,395
Provision for income taxes................     ^  741             618        2,736       2,389      2,032      1,702       1,314
                                               ------          ------       ------      ------     ------     ------      ------
  Net income..............................    $^1,567         $ 1,375       $5,801      $5,193     $4,458     $3,751      $3,081
                                                =====           =====        =====       =====      =====      =====       =====

Key Operating Ratios

         The table below sets forth certain performance ratios of the Company for the periods indicated.

                                                                     At or for
                                                                  the three months
                                                                  ended March 31,       At or For the Year Ended December 31,
                                                                  ----------------  ---------------------------------------------
                                                                         1999        1998     1997      1996      1995     1994
                                                                   -------------    -----    -----     ------    -----   --------
Return on average assets (net income divided by
  average total assets).........................................    ^  1.55%(2)      1.47%    1.45%     1.37%     1.27%    1.14%
Return on average equity (net income divided by
  average equity)...............................................    ^ 16.37 (2)     15.29    15.57     15.47     14.18    13.23
Average equity to average assets (average equity
  divided by average total assets)..............................    ^  9.44          9.60     9.30      8.86      8.92     8.61
Equity to assets at period end..................................    ^  9.43          9.26     9.36      9.08      8.96     8.47
Net interest rate spread........................................    ^  3.08          3.26     3.40      3.46      3.51     3.39
Net yield on average interest-earning assets....................    ^  3.91          4.17     4.25      4.26      4.25     4.00
Non-performing loans to total assets............................    ^   .34           .35      .34       .27       .30      .29
Average interest-earning assets to average
  interest-bearing liabilities..................................    ^125.24        125.79   123.99    123.20    121.24   120.47
Net interest income after provision for loan
  losses, to total other e xpenses..............................    ^178.43        173.52   175.36    170.93    160.32   146.10
Non performing loans to total loans.............................    ^   .57           .60      .57       .45       .50      .51
Dividend payout (dividends declared per share
  divided by net income per share)(1)...........................    ^ 38.46         33.33    29.65     28.57     28.23    28.43
Net income per share:(1)
  Basic.........................................................   $^   .52         $1.92    $1.72     $1.47     $1.24    $1.02
  Diluted.......................................................    ^   .52          1.92     1.72      1.47      1.24     1.02
Cash dividends declared per share(1)............................    ^   .20           .64      .51       .42       .35      .29

-----------------------
(1) Calculation based upon the retroactive effect of the stock split and stock dividend.
(2)  Annualized.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic conditions. IBT Bancorp, Inc. undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


GENERAL

         IBT Bancorp, Inc. is a bank holding company headquartered in Irwin, Pennsylvania, which provides a full range of commercial and retail banking services through its wholly owned banking subsidiary, Irwin Bank & Trust Co. (collectively, the "Company").

FINANCIAL CONDITION


         The Company's total assets decreased $5.7 million, or 1.4%, to $406.7 million at March 31, 1999 from $412.4 million at December 31, 1998. The total balance in federal funds sold decreased $18.8 million to $6.6 million at March 31, 1999 from $25.4 million at December 31, 1998. This decrease was used to take advantage of market opportunities by funding investment securities classified as available for sale which reached $132.5 million at March 31, 1999 an increase of $15.0 million from December 31, 1998 of $117.5 million. Net loans increased $4.2 million to $242.5 million at March 31, 1999 from $238.3 million at December 31, 1998. The increase in loans was primarily in the consumer loan portfolio, which rose $3.4 million or 6.49% to $55.8 million at March 31, 1999, from $52.4 million at December 31, 1998. This portfolio's increase was due to our competitive market rates.

         The Company's total assets increased $45.9 million or 12.5%, to $412.3 million at December 31, 1998 from $366.4 million at December 31, 1997. Loans receivable, net and deposits grew 10.1% and 9.9% to $238.3 million and $356.3 million at December 31, 1998, respectively from $216.5 million and $324.3 million at December 31, 1997, respectively. Loans receivable primarily increased due to the growth in the fixed rate mortgage portfolio which rose $19.0 million to $111.6 million at December 31, 1998 from $92.6 million at December 31, 1997. Increases in deposits were primarily due to regular demand deposits reaching
$57.8 million at December 31, 1998, an increase of $10.0 million from $47.8 million at December 31, 1997. In addition, IBMA Gold and NOW deposit accounts also had significant growth reaching $31.7 million and $30.1 million, respectively at December 31, 1998, an increase of $9.6 million and $6.9 million from $22.1 million and $23.2 million at December 31, 1997, respectively. The IBMA Gold account is a money market account which requires a minimum balance of $15,000 to participate and pays a variable interest rate which is based upon competition in the local market area. This interest rate is generally higher than the Bank's other interest rate deposit accounts.

         The investment securities available for sale portfolio increased $10.9 million, or 10.2%, to $117.5 million at December 31, 1998 from $106.6 million at December 31, 1997. The portfolio increased $12.3 million or 13.0% at December 31, 1997 from $94.3 million at December 31, 1996. The increase in investment securities available for sale was primarily due to management's strategy to leverage purchases with Federal Home Loan Bank ("FHLB") advances in the generally lower interest rate environment. Funds were used primarily to purchase mortgage-backed securities.

         Investment securities held to maturity decreased $3.3 million or 56.1% to $2.6 million at December 31, 1998 from $5.9 million at December 31, 1997. The decrease was mainly attributable to maturities of $3.0 million and principle repayments of $.3 million.

         Borrowing increased $10.0 million to $14.0 million at December 31, 1998 from $4.0 million at December 31, 1997. At these dates, borrowings consisted solely of long-term Federal Home Loan Bank ("FHLB") advances. Borrowings have been used to fund securities available for sale.


         On January 20, 1998, the Company declared a 5% stock dividend resulting in the issuing of 47,933 shares of capital stock. In addition, on December 28, 1998, the Company declared a three-for-one split in the form of a 200% stock dividend payable to all shareholders of record on January 6, 1999. All references to per share data have been restated as appropriate to reflect the effect of the split for all periods presented.

Average Balance Sheet

         The following table sets forth certain information relating to the Company's average balance sheet and, reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily balances.




                                                                                    Year Ended December 31,
                               ^  For the Three Months    --------------------------------------------------------------------------
                               ^  ended March 31, 1999             1998                      1997                     1996
                               -------------------------- ------------------------ ------------------------- -----------------------
                               ^      ^          ^Average                  Average                   Average                 Average
                               Average Annualized Yield/  Average          Yield/  Average            Yield/ Average          Yield/
                               Balance Interest    Cost   Balance Interest  Cost   Balance  Interest  Cost   Balance Interest  Cost
                               ------- --------   ------- ------- -------- ------- -------  -------- ------- ------- -------- ------
                                                            (Dollars in Thousands)
 Interest-earning assets:
    Loans receivable(1)       ^$242,074^$19,096 ^  7.89%  $226,984 $19,019   8.38% $205,399  17,420   8.48% $186,845 $16,091   8.62%
    Investment securities     ^
     available for sale(2)    ^ 131,212^  8,399 ^  6.40    114,078   7,606   6.67   101,301   7,035   6.94    86,576   5,587   6.45
    Investment securities
     held to maturity         ^   2,523^     61 ^  2.42      3,228     143   4.43     7,443     293   3.94     8,015     374   4.67
    Other interest-earning
     assets(3)                ^  11,820^    528 ^  4.47     13,956     760   5.45    10,237     542   5.29    11,933     643   5.39
                                -------  ------            -------  ------          -------  ------          -------  ------
      Total interest earning
       assets                 ^ 387,629^ 28,084 ^  7.25    358,246  27,528   7.68   324,380  25,290   7.80   293,369  22,695   7.74

 Non-interest earning assets  ^  18,424                     19,033                   18,140                   16,515
                                -------                    -------                  -------                  -------
      Total assets            ^$406,053                   $377,279                 $342,520                 $309,884
                                =======                    =======                  =======                  =======

 Interest-bearing liabilities:
   Money market accounts      ^  53,229^  1,952 ^  3.67   $ 47,023   1,864   3.96  $ 40,347   1,521   3.77  $ 31,078     973   3.13
   Certificates of deposit    ^ 156,363^  8,192 ^  5.24    149,598   8,322   5.56   140,039   7,851   5.61   128,508   7,165   5.58
   Other liabilities          ^  99,912^  2,772 ^  2.77     88,180   2,400   2.72    81,233   2,145   2.64    78,526   2,052   2.61
                                -------  ------            -------  ------          -------  ------          -------  ------
      Total interest-bearing
       liabilities            ^$309,504^ 12,916 ^  4.17    284,801  12,586   4.42   261,619  11,517   4.40   238,112  10,190   4.28
                                         ------                     ------                   ------                   ------

 Non-interest-bearing
       liabilities            ^  57,878                     56,150                   48,982                   43,586
                                -------                    -------                  -------                  -------
      Total liabilities       ^$367,382                    340,951                  310,601                  281,698
 Retained earnings(4)         ^  38,671                     36,328                   31,919                   28,186
                                -------                    -------                  -------                  -------
      Total liabilities and
       stockholders' equity   ^$406,053                   $377,279                 $342,520                 $309,884
                                =======                    =======                  =======                  =======
  Net interest income                  ^$15,168                    $14,942                  $13,773                  $12,505
                                         ======                     ======                   ======                   ======
 Interest rate spread(5)                        ^  3.08                      3.26                     3.40                     3.46
 Net yield on interest-earning
  assets(6)                                     ^  3.91                      4.17                     4.25                     4.26
 Ratio of average interest-
  earning assets to average
  interest-bearing liabilities                  ^125.24                    125.79                   123.99                   123.20


------------------------
(1) Average balances include non-accrual loans, and are net of deferred loans fees.
(2) Includes interest-bearing deposits in other financial institutions.
(3) Includes federal funds sold.
(4) Includes capital stock, surplus and unrealized holding gains on SFAS 115 AFS securities.
(5) Interest-rate spread  represents the difference between the average yield on
    interest-earning   assets  and   the   average   cost  of   interest-bearing
    liabilities.
(6) Net yield on interest-earning assets represents net interest income as a percentage of average interest earning assets.

Rate/Volume Analysis. The following table shows the effect of changes in volumes and rates on interest income and interest expense. Tax exempt income was not recalculated on a tax equivalent basis due to the immateriality of the change to the table resulting from a recalculation.




                                        Three Months ended March 31,    Year Ended December 31,         Year Ended December 31,
                                         --------------------------   ---------------------------    ----------------------------
                                                  1999 vs. 1998              1998 vs. 1997                   1997 vs. 1996
                                         --------------------------   ---------------------------    ----------------------------
                                             Increase (Decrease)          Increase (Decrease)            Increase (Decrease)
                                                   Due to                        Due to                          Due to
                                         --------------------------   ---------------------------    ----------------------------
                                         Volume    Rate       Net     Volume     Rate       Net       Volume      Rate       Net
                                         ------   ------    -------   -------   -------   -------    --------   --------   ------
                                                                            (In Thousands)
Interest income:
  Loans receivable                        ^429    ^(314)      ^115      1,831     (232)    1,599       1,598      (269)     1,329
  Investment securities available for
     sale                                 ^425    ^(127)      ^298        887     (316)      571         950       498      1,448
  Investment securities held to
     maturity                             ^(26)   ^ (13)      ^(39)      (166)      16      (150)        (27)      (54)       (81)
  Other interest earning assets           ^(13)   ^ (33)      ^(46)       197       21       218         (91)      (10)      (101)
                                           ---     ----        ---      -----      ---     -----       -----       ---      -----
     Total interest-earning assets        ^815    ^(487)      ^328      2,749     (511)    2,238       2,430       165      2,595
                                           ---     ----        ---      -----      ---     -----       -----       ---      -----

Interest expense:
  Money market accounts                   ^ 99    ^ (28)     ^  71        252       91       343         290       258        548
  Certificates of deposit                 ^ 64    ^ 347      ^ 411        536      (65)      471         643        43        686
  Other liabilities                       ^220    ^(522)     ^(302)       183       72       255          71        22         93
                                           ---     ----        ---      -----      ---     -----       -----       ---      -----
     Total interest-bearing liabilities   ^383    ^(203)     ^ 180        971       98     1,069       1,004       323      1,327
                                           ---     ----        ---      -----      ---     -----       -----       ---      -----

Net change in interest income             ^432    ^(284)     ^ 148      1,778     (609)    1,169       1,426      (158)     1,268
                                           ===     ====        ===      =====     ====     =====       =====      ====      =====



RESULTS OF OPERATIONS


         Net income for the three months ended March 31, 1999 increased $192,000, or 13.96%, from $1,375,000 for the quarter ended March 31, 1999 to
$1,567,000 during the same period in 1999. This is primarily a result of loan growth and the purchase of investment securities.

         Net income increased approximately $600,000 or 11.7%, to $5.8 million for the year ended December 31, 1998 from $5.2 million for the year ended December 31, 1997. The increase in net income was primarily attributable to a $33.9 million increase in the average balance of interest earning assets. Net income increased approximately $700,000 or 16.5% for 1997 from $4.5 million for 1996. The increase was primarily attributable to a $31.0 million increase in the average balance of interest earning assets.


         Net Interest Income: Net interest income is the most significant component of the Company's income from operations. Net interest income is the difference between interest received on interest-earning assets (primarily loan and investment securities) and interest paid on interest-bearing liabilities (primarily deposits and borrowed funds). Net interest income depends on the volume and rate earned on interest-earning assets and the volume and interest rate paid on interest-bearing liabilities.


         Net interest income for the three months ended March 31, 1999 increased $149,000, or 4.09%, from the same period in 1998. Interest income on investment securities increased $259,000 due to increased volume in the portfolio.

         Net interest income increased $1.1 million or 8.5% to $14.9 million in 1998 compared to $13.8 million in 1997. The increase was primarily due to growth in average interest earning assets to $358 million in 1998 from $324 million in 1997.

         The increase in average interest-earning assets of $33.9 million reflects an increase in average loans of $21.6 million; average investment securities available for sale of $12.8 million offset by a decrease in investment securities held to maturity of $4.2 million. The increase in average interest-earning assets was partially funded by the increase in average interest-bearing liabilities of $23.2 million.

         The interest rate spread declined in 1998 compared to 1997 due to a decline in the yield on average interest earning assets to 3.26% in 1998 from
3.40 % in 1997. The cost of average  interest-bearing  liabilities  increased to
4.42 % in 1998 from 4.40 % in 1997. The yield on average interest-earning assets declined in 1998 due to a decrease in yields on securities available for sale to 6.67% in 1998 from 6.94% in 1997. The decline in yield of securities available for sale was the result of lower rates of interest and dividends. In addition, yields on loans receivable decreased to 8.38% in 1998 from 8.48% in 1997. The decrease in yield was affected by loans refinancing at lower rates.

         Net interest income increased $1.3 million or 10.1% to $13.8 million in 1997 compared to $12.5 million in 1996. The increase was primarily due to growth in average interest earning assets to $324.3 million in 1997 from $293.4 million in 1996, partially offset by a decrease in the interest rate spread in 1997 of 3.40% in 1997 compared to 3.46% in 1996. However, the decline in the interest rate spread in 1997 had minimal affect on net interest margin. Net interest margin was 4.25% in 1997 and 4.26% in 1996.

         The increase during 1997 in average interest-earning assets of $31.0 million reflects an increase in average loans of $18.6 million and average securities available for sale of $14.7 million. The increase in average interest-earning assets was partially funded by the increase in average interest-bearing liabilities of $23.5 million. This increase in interest-bearing liabilities reflects the increase in borrowings and deposits in 1997.

         The interest rate spread declined in 1997 compared to 1996 due to an increase in the cost of average interest-bearing liabilities to 4.40% in 1997 from 4.28% in 1996 offset by an increase in the yield on average interest earning assets to 7.80% in 1997 from 7.74% in 1996. The yield on average interest-earning assets increased in 1997 due to an increase in yields on investment securities available for sale to 6.94% in 1997 from 6.45% in 1996.

         Provision for Loan Losses: The Company recorded a provision for loan losses of $45,000 for the three months ended March 31, 1999, $300,000 for the years ended December 31, 1998 and 1997, respectively, and $410,000 for the year ended December 31,1996. The evaluation for determining the provision includes evaluations of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio (including loans being specifically monitored by management), estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other information available at such times.

         The Company will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as economic conditions dictate. Management continues to offer a wider variety of loan products coupled with the continued success of changing the mix of the products offered in the loan portfolio from lower yielding loans (i.e., one- to four-family loans) to higher yielding loans (ie., equity loans, multi-family (five or more units) buildings, and commercial (nonresidential) mortgages). Although the Company maintains its allowance for loan losses at a level that it considers to be adequate to provide for the inherent risk of loss in its loan portfolio, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods due to the higher degree of credit risk which might result from the change in the mix of the loan portfolio.


         Other Income: Total other income increased $158,000, or 31.4%, to $661,000 for the three months ended March 31, 1999 from $503,000 for the comparable 1998 period. Increases in overdraft fees, a result of an increase in the number of deposit accounts, and ATM surcharges were primarily responsible for this total increase.




         Total other income increased approximately $500,000 or 30.2% to $2.3 million for the year ended December 31, 1998 from $ 1.8 million for the year ended December 31, 1997. Realized gains on investment securities totaled approximately $40,000 for the year ended December 31, 1998 an increase of 262.4% over the realized loss of approximately $25,000 for the year ended December 31, 1997.


         Gains on sale of loans originated for sale increased $48,000 to $199,000 in 1998, from $141,000 in 1997. The increase was mainly attributed to loan volume. Loan fees and service charges increased approximately $200,000 to $1.5 million at December 31, 1998 from $1.3 million for the year ended December 31, 1997. The increase was due to increases in overdraft fees generated, in part, by an increase in the number of deposit accounts.

         Total other income increased approximately $500,000 or 27.1% to $2.3 million for the year ended December 31, 1997 from $1.8 million for the year ended December 31, 1996. Realized losses on investments decreased $63,000 to $25,000 in 1997 from $88,000 in 1996. Other operating income increased $105,000 to $701,000 in 1997 from $596,000 in 1996.


         Other Expenses: For the three months ended March 31, 1999 other expenses increased $51,000, or 2.50%, to $2.1 million from $2.0 million for the comparable 1998 period. The increases were primarily a result of increased pension costs. Occupancy expenses increased as a result of the opening of two additional supermarket branches. These expenses were offset by a decrease in salary expense of $151,000 to $753,000 for the first three months of 1999 from $904,000 for the same period in 1998. The first three months of 1999 reflects six pay periods, while the same time period in 1998 reflects seven pay periods.



         Total other expenses increased approximately $700,000 or 9.8%, to $8.4 million in 1998 from $7.7 million in 1997. This change was mainly due to an increase in compensation and employee benefits of $355,000 or 8.79% to $4.4 million in 1998 from $4.0 million in 1997. The increase was due to an increase in the staff of the Company. Compensation and employee benefits increased $362,000 or 9.84% from $4.0 million in 1997 from $3.7 million in 1996. This increase was also attributable to increased staffing. Data processing fees and ATM expenses increased $52,000 and $32,000 to $505,000 and $299,000, respectively in 1998 from $453,000 and $267,000, respectively in 1997. These fees increased $71,000 and $33,000 from $382,000 and $234,000, respectively in 1996. The increases in 1998 and 1997 were mainly due to the addition of three new supermarket branch locations and seven additional automated teller machines.

LIQUIDITY AND CAPITAL RESOURCES

         The Company's primary sources of funds includes savings, deposits, loan repayments and prepayments, cash flow from operations and borrowings from the FHLB. The Company uses its capital resources principally to fund loan origination and purchases, repay maturing borrowings, purchase investments, and for short and long-term liquidity needs. The Company expects to be able to fund or refinance, on a timely basis, its commitments and long-term liabilities. As of December 31, 1998, the Company had commitments to extend credit of $41.4 million.


         The Company's liquid assets consist of cash and cash equivalents, which include investments in highly short-term investments (i.e., federal funds sold and certificates of deposits with terms of less than 60 days). The level of these assets are dependent on the Company's operating financing and investment activities during any given period. At December 31, 1998, cash and cash equivalents total $43.4 million.


         Net cash provided by operating activities for 1998 totaled $5.7 million, as compared to $6.1 million for 1997 and $5.1 million for 1996.

         Net cash used by investing activities for 1998 totaled $30.1 million, as compared to cash used of $32.3 million in 1997 and $28.0 million in 1996. The decrease of $2.2 million in 1998 was mainly attributed to a net decrease in purchases of investment securities available for sale. Net cash used to purchase investment securities totaled $7.4 million in 1998 compared to cash used of $9.4 million in 1997. Net cash used by investing activities increased $4.3 million to $32.3 million in 1997 compared to $28.0 million in 1996. This was a result of an increase in net loans made to customers of $4.0 million.

         Net cash provided by financing activities for the year ended December 31, 1998 totaled $40.1 million, as compared to cash provided of $29.1 million in 1997 and $27.5 million in 1996. This is a result of net increases in deposits of $1.5 million and a long term Federal Home Loan Bank ("FHLB") advance of $10.0 million in 1998. The increase of $1.6 million in 1997 was due to an increase in deposits of $5.6 million, offset by a $4.0 million FHLB advance in 1996.

         Liquidity may be adversely affected by unexpected deposit outflows, excessive interest rates paid by competitors, and similar matters. Management monitors projected liquidity needs and determines the level desirable, based in part on the Company's commitment to make loans and management's assessment of the Company's ability to generate funds. The Company is also subject to federal regulations that impose certain minimum capital requirements.


MARKET RISK



         The majority of the Bank's assets and liabilities are sensitive to changes in interest rates, therefore, the Bank's most significant form of market risk is interest rate risk, or changes in interest rates. The lending activities of the Bank have historically emphasized the origination of long-term, fixed rate loans secured by single-family residences with the primary source of funds being deposits with substantially shorter maturities. With the interest-bearing liabilities of the Bank maturing or repricing more rapidly than the interest-bearing assets, the Bank's net interest income can be negatively impacted during a period of rising interest rates. During periods of decreasing interest rates the net interest income of the Bank should be positively impacted. The behavior of depositors during periods of changing interest rates significantly impacts the actual effect of interest rate changes on the Bank's net interest income. For example, in an environment where interest rates are increasing loan refinancing and prepayments generally decrease, while depositors reposition their funds to earn higher yields. Conversely, when interest rates are decreasing borrowers tend to accelerate their loan payments and refinances while depositors hold on to the higher yielding term deposits.

         The principal objective of the Bank's interest rate risk management is to evaluate the interest rate risk inherent in certain balance sheet accounts, determine the level of risk appropriate given the Bank's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with the Board of Directors' approved guidelines. Through such management, the Bank seeks to minimize the vulnerability of its operations to changes in interest rates. The Bank's Board of Directors reviews the interest rate risk position monthly. The Bank's Asset/Liability Committee is comprised of the Bank's senior management under the direction of the Board of Directors, with senior management responsible for reviewing with the Board of Directors its activities and strategies, the effect of those strategies on the Bank's net interest margin, the market value of the portfolio and the effect that changes in interest rates will have on the Bank's portfolio and the Bank's exposure limits.


         The Bank utilizes the following strategies to manage interest rate risk:


         *     when  market  conditions  permit,  to  originate  and hold in its
               portfolio   adjustable   rate  loans  which  have  interest  rate
               adjustments every six months;

         * sell fixed rate mortgage loans that conform to FNMA guidelines when sales can be achieved on terms favorable to the Bank;

         * lengthen the maturities of its liabilities when deemed cost effective through the utilization of FHLB advances;

         * purchase mortgage-backed securities for the available for sale securities portfolio with cash flows that can be reinvested in higher earning instruments when interest rates rise;

         *     generally,   maintain   securities  in  the  available  for  sale
               portfolio that are short term to offset the risk of long term fixed rate mortgage loans in a rising rate environment; and

         * investments in the held to maturity portfolio will not be replaced once such investments mature; proceeds from the
               maturities   will  be   reinvested  in  the  available  for  sale
               portfolio.

         The following table shows the Bank's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity or repricing maturity, and the instruments' fair values at December 31, 1998. Market risk sensitive instruments are generally defined as those instruments that can be adversely impacted by changes in market interest rates. The Bank currently does not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments, but may do so in the future to mitigate interest rate risk. There were no significant changes for the three months ended March 31, 1999 from the information presented below regarding market risk sensitive assets.

Expected Maturity/Principal Repayment at December 31,



                                                                                        Total        Book
                               1999      2000      2001        2002        2003      Thereafter     Value       Fair Value
                               ----      ----      ----        ----        ----      ----------    -------      ----------
                                                              (Dollars in thousands)
Interest-earning assets
-----------------------
Mortgage loans .........      $14,004    $5,656    $6,058      $6,261      $6,322       $85,193      $123,494     $123,974
Home equity loans,
  second mortgage
  loans, student loans,
  credit cards, other          21,846     1,803     3,704       4,049       8,329        28,604        68,335       72,136
  loans.................
Commercial loans,
  municipal loans.......       25,073     4,711     3,688       2,521       1,872        10,983        48,848       47,972
Investment securities
  held to maturity .....        2,569        --        --          --          --            --         2,569        2,555
Investment securities
  available for sale....        6,336     3,661    10,063       7,486       8,300        80,190       116,036      117,470

Interest-bearing liabilities
----------------------------
NOW and other
  transaction accounts..       34,888        --        --          --           -            --        34,888       34,953
Money market and
  other savings
  accounts..............      104,372        --        --          --          --            --       104,375      104,460
Certificates of
  deposits..............      101,983    31,356     4,834       4,839       9,314         6,589       158,915      161,160
FHLB of Pittsburgh
  advances..............        2,000        --     2,000          --          --        10,000        14,000       14,823



         Expected maturities are contractual matures adjusted for prepayments of principal. The Bank uses certain assumptions to estimate fair values and expected maturities. For assets, expected maturities are based upon contractual maturity, call dates and projected repayments of principal. For interest earning assets, no prepayments are assumed. For interest bearing liabilities, negotiable order of withdrawal ("NOW") accounts, money market accounts, and similar interest bearing demand accounts are subject to immediate withdrawal or repricing and are therefore presented in the earliest period in the table.

Year 2000 Issues


         Senior management views the year 2000 initiative as one of the highest priorities of the Company. With oversight from the Board of Directors, the Company is aggressively pursuing appropriate solutions and assurances with regard to compliance of all applications affected by the year 2000.

         In 1997, the Bank put together a year 2000 team consisting of senior management, officers, and members of various departments in the Bank, to assess the impact year 2000 issues could have on the Bank's daily business operations. A five-phase plan was developed. The five phases include awareness, assessment, renovation, validation, and implementation.

         The awareness phase included gathering information on year 2000 issues and sharing it with all levels of employees and the Board of Directors. This process of gathering and sharing information continues and has been expanded to include the Bank's customer base. Workshops have been provided for commercial customers. Newsletters, local newspaper announcements and brochures are available at each branch location to keep customers, shareholders and employees abreast of the year 2000 issue. The Board of Directors is updated on a monthly basis.

         The assessment phase included the inventorying of all hardware and software and identification of all systems, which could be affected by the date change. The hardware, software and systems were prioritized based upon their importance in providing uninterrupted services to customers. Those items determined to be of the highest priority were ranked "mission critical." The Bank's core processing system was determined to be "mission critical." The core processing system is outsourced to two outside vendors. The first vendor provides the software for in-house processing of all documents including checks, deposit tickets, loan payments, and miscellaneous items from the Federal Reserve, correspondent banks, and over the counter transactions. The second vendor, at an off-site location, performs the process of editing, posting, and report generation of all activity on customer accounts.


         All non-information technology systems were also identified during the assessment phase and testing was performed. This included testing of loan calculators, fax machines, VCR's, surveillance cameras, etc. Vendors were contacted and provided with makes, models, and serial numbers on systems that could not be tested in-house, such as, elevators, vault security systems, phone systems, and heat/air conditioning systems. The vendors provided written assurance that their systems are year 2000 compliant.

         During the assessment phase it was determined that the cost associated with addressing the year 2000 issue should not exceed $500,000, which includes capital expenditures. At March 31, 1999, approximately $130,000 had been expended. These costs or any additional costs associated with the year 2000 issue are not expected to have a major impact on the Company's financial statements.

         The renovation phase included hardware replacement, software upgrades and vendor assurance. At March 31, 1999, the renovation phase for all "mission critical" systems are complete and other systems are in their final stages.

         The validation phase includes extensive testing of all hardware, software and systems provided by third party vendors. As of March 31, 1999, the final stages of testing of our "mission critical" core applications are under way with an anticipated completion of June 30, 1999. The testing process is monitored by an independent consulting group. The anticipated completion for testing of all remaining products is September 30, 1999.

         The risks exist that some of the Bank's commercial borrowers may not be prepared for year 2000 issues and may suffer financial harm as a result. This, in turn, represents risk to the Bank regarding the repayment of loans from those commercial customers. Because of this, year 2000 compliance is considered part of our loan underwriting procedures. A risk analysis was performed in September of 1998 on all existing commercial loans with an aggregate balance exceeding
$100,000 and commercial mortgage loans with an aggregate balance exceeding $250,000. The risk analysis was performed using FDIC guidelines. Commercial loan customers were evaluated based upon their year 2000 vulnerability, their ability to obtain the resources to identify and correct any deficiencies, and their year 2000 plan. Their overall year 2000 credit risk was then classified as low, medium or high. Those classified as high risk are re-evaluated on a quarterly basis. However, repayment sources for the majority of loans in the Bank's commercial loan portfolio are in multi-family real estate projects that tend to be less computer-dependent than, for example, a manufacturing business. Nevertheless, a year 2000 disclosure is included in new commercial and commercial mortgage loans requiring the borrower to maintain year 2000 compliant systems.

         A Contingency and Business Resumption Plan was approved by the Board in May 1999. This plan addresses perceived risks associated with the year 2000 problem. These activities include remediation contingency planning intended to mitigate any risks associated with unforeseen system glitches, system failure, increased demands for cash, or processes outside the Bank's control.
The remainder of 1999 will be used to further validate the plan.

         While this plan was designed to significantly address the Year 2000 problems of the Bank, the occurrence of the following could negatively impact the Bank:

         (a) utility service companies may be unable to provide the necessary service to drive the Bank's data systems or provide sufficient sanitary conditions for the Bank's offices;

         (b) the Bank's primary software provider could have a major malfunction in its system or their service could be disrupted due to its utility providers, or some combination of the two; or

         (c)      the Bank may have to transact its business manually.

         The Bank will attempt to monitor these uncertainties by continuing to request an update on all critical and important vendors throughout the remainder of 1999. If the Bank identifies any concern related to any critical or important vendor, the contingency plan will be implemented immediately to assure continued service to the Bank's customers.

         The implementation phase includes incorporating all necessary changes and becoming completely year 2000 compliant. It is expected that this phase will be completed by September 30, 1999.

         The Bank continues to focus on the awareness phase with its efforts on providing customers, the Company's shareholders and employees with up-to-date information on the Bank's state of preparedness for the year 2000. This will include employee awareness at monthly manager and operation meetings and informational seminars at various local civic groups. The Bank will also be readily available to answer any questions.

         Successful and timely completion of the year 2000 project is based on management's best estimates derived from various assumptions of future events, which are inherently uncertain, including the progress and results of the Bank's testing plans, and all vendors, suppliers and customer readiness.

         Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Bank, such as customers, vendors, payment system providers and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have a material impact on the financial statements of the Company.

Item 3.  Properties


         At March 31, 1999, the Bank operated from its main office, five branch offices and four supermarket branch offices, all located in southwestern Pennsylvania. The total net book value of the Bank's investment in premises and equipment at March 31, 1999, was approximately $4.9 million. The main office of the Company and of the Bank and two branch offices are owned by the Bank and the remaining three branch offices and four supermarket branch offices are leased by the Bank. These leases have initial terms of 3 to 20 years, and all leases contain renewal options for additional years.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.


         Persons and groups owning in excess of 5% of the Common Stock will be required to file certain reports regarding such ownership pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act"). The following table sets forth, as of March 31, 1999, persons or groups who are known by the Company to own more than 5% of the Common Stock and also sets forth, as of March 31, 1999 Common Stock ownership by directors and executive officers of the Company. Other than as noted below, management knows of no person or group that owns more than 5% of the outstanding shares of Common Stock.

                                                               Percent of Shares
                                   Amount and Nature of         of Common Stock
Name of Beneficial Owner           Beneficial Ownership(2)         Outstanding
------------------------           -----------------------     -----------------


ITRUST & CO.                           ^ 162,941(1)                 5.4
309 Main Street
Irwin, Pennsylvania

Directors and Executive Officers
Thomas Beter                           ^  80,654                 ^  2.7
William D. Fawcett                     ^  34,950                 ^  1.2
J. Curt Gardner                        ^  19,800                 ^   --(3)
Edwin A. Paulone                       ^   8,820                 ^   --(3)
Robert Rebich, Jr.                     ^ 104,811                 ^  3.5
Richard L. Ryan                        ^   5,607                 ^   --(3)
Grant J. Shevchik                      ^   6,596                 ^   --(3)
Charles G. Urtin                       ^  14,181                 ^   --(3)
Robert C. Whisner                      ^  70,473                 ^  2.3
All executive officers and
  directors as a group
  (includes 9 persons)                 ^ 345,892(1)              ^ 11.4
------------------------
(footnotes on next page.)

(1) ITrust & Co. is a partnership of individuals who are employees of the Bank. ITrust & Co. acts as a record holder for securities held by the Bank's trust department on behalf of the trust department's clients. Directors Gardner, Rebich and Whisner serve as trust officers of the Bank (the "trust officers"). In the administration of the estates, the trust officers have the ability to direct the voting and disposition of securities held in the accounts of the estates in a fiduciary capacity. The trust officers exercised shared voting and dispositive power with respect to 58,571 shares and no shared voting and dispositive power with respect to 104,365 shares. Such individuals serving as trustees disclaim beneficial ownership with respect to such shares.
(2) Includes shares of Common Stock held directly as well as by spouses or minor children, in trust and other indirect ownership, over which shares the individuals effectively exercise sole voting and investment power. For each of directors Gardner, Rebich and Whisner, and for all executive officers and directors as a group, excludes all shares of Common Stock held by ITrust & Co.
(3)      Less than 1% of the Common Stock outstanding.



Item 5.  Directors and Executive Officers.


         The Board of Directors of the Company is currently composed of nine members, each of whom serves for a term of three years. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion.


         The following table sets forth information with respect to the directors and executive officers of the Company.



                                                                            Year First
                                                                            Elected or        Current Term to
   Name                             Age(1)              Position           Appointed(2)           Expire
   ----                             ------              ---------          ------------           ------
^  Thomas Beter                       70               Director                1996                2000
   William D. Fawcett                 66               Director                1983                2000
   J. Curt Gardner                    60          President, Director          1980              ^ 2002
   Edwin A. Paulone                   74               Director                1969                2000
   Robert Rebich, Jr.                 57               Director                1991                2001
   Richard L. Ryan                    68            Chairman of the            1968              ^ 2002
                                                         Board
   Grant J. Shevchik                  47               Director                1992                2001
   Charles G. Urtin                   52            Executive Vice             1998                2001
                                                 President, Secretary,
                                                  Treasurer, Director
   Robert C. Whisner                  70               Director                1969              ^ 2002



------------------------
(1)      Age as of December 31, 1998.
(2) Refers to the year the individual first became a director of the Bank or Company. All directors of the Bank as of August 1986 became directors of the Company when it was incorporated in August 1986.

Biographical Information

         The principal occupation of each director and executive officer of the Company is set forth below. All directors and executive officers have held their present positions for five years unless otherwise stated.

         Thomas Beter, Sr. Prior to his retirement in 1995, Mr. Beter was the owner and operator of a Shop'n'Save grocery store.



         William D. Fawcett. Mr. Fawcett is the president and is a director of Lee, Thomson, Fawcett, a bottler of pickles and jellies.

         J. Curt Gardner. Mr. Gardner is president of the Company. Effective December 31, 1998, Mr. Gardner retired as the president and chief executive officer of the Bank.

         Edwin A. Paulone. Mr. Paulone is vice president of Irwin Builders Supply Co.

         Robert Rebich, Jr. Prior to his retirement in 1995, Mr. Rebich was a general manager of Parker Hannifin Corp.

         Richard L. Ryan. Mr. Ryan is president and chief executive officer of Ryan Moving and Storage, Inc. of Pittsburgh.

         Grant J.  Shevchik.  Dr.  Shevchik is a  physician  with  Partners  for
Health.

         Charles G. Urtin. Mr. Urtin is the executive vice president and secretary and treasurer of the Company. Effective December 31, 1998, Mr. Urtin became the President and Chief Executive Officer of the Bank. Prior to this date, Mr. Urtin was the executive vice president, secretary-treasurer and chief operating officer of the Bank.

         Robert C. Whisner. Mr. Whisner is the president, chief executive officer and a director of Airtek Incorporated, a manufacturer of electric generators. Mr. Whisner is also a director of Remote Controls, Inc.

Item 6.  Executive Compensation.

         The Company has no full time employees, relying upon employees of the Bank for the limited services required by the Company. All compensation paid to officers and employees is paid by the Bank.

Director Compensation


         The directors of the Company are not compensated. However, each non-employee director of the Bank, received a fee of $1,000 for each meeting attended for the year ended December 31, 1998. Each member of a board committee (other than employees who are also directors), receive a fee of $250 per committee meeting attended, except members of the executive committee are paid a fee of $500 per meeting attended. At December 31, 1998, board and committee fees totaled $149,100. Directors of the Bank were eligible to defer receipt of board fees until a later date, such as following retirement. Such deferrals are credited with interest earnings based on a guaranteed net rate of return determined as of the dates of the various deferral agreements. Such interest rates are above the current market rate. During the 1998 fiscal year, interest income accrued to directors in the aggregate was approximately $76,000. This interest income resulted primarily from board fees deferred in years prior to 1998.

Executive Compensation

         Summary Compensation Table. The following table sets forth the cash and non-cash compensation awarded to or earned by the Chief Executive Officer and Executive Vice President of the Company. No other officer had a salary and bonus during the fiscal year ended December 31, 1998 that exceeded $100,000 for services rendered in all capacities to the Company and the Bank.



                                                                       Annual Compensation(1)
                                            ----------------------------------------------------------------------
                                                                            Other Annual             All Other
Name and Principal Position        Year      Salary          Bonus        Compensation (2)          Compensation
---------------------------        ----      ------          -----        ----------------          ------------
J. Curt Gardner, President and
Chief Executive Officer           1998    $ 158,416        $    --            ^$ 9,150             ^$ 2,237(3)(4)
Charles G. Urtin
Executive Vice President          1998    $  88,913        $ 11,815              --                 $ 1,327(3)

------------------------
(1) The Company first registered the Common Stock under Section 12(g) of the Securities Exchange Act of 1934 with this Form 10; therefore, less than 3 years of compensation data is presented. All compensation set forth above was paid by the Bank.
(2) For perquisites and other personal benefits, aggregate value does not exceed the lesser of $50,000 or 10% of the named executive officer's total salary and bonuses for the year. For the periods presented, there were no: (a) payments of earnings with respect to long term incentive plans prior to settlement or maturity; (b) tax payment reimbursements; or (c) preferential discounts on stock. Mr. Gardner earned $9,150 in accrued interest from his deferred board fees agreement with the Bank above the current market interest rate. See "Director Compensation."
(3) Consists of contributions to the 401(k) plan by the Bank on behalf of Messrs. Gardner and Urtin, respectively, of $2,237 and $1,327.
(4) Upon retirement as of December 31, 1998, the Bank entered into an agreement with Mr. Gardner to pay $2,000 per month for 50 months, plus continuation of medical coverage for him and his spouse until they each attain age 65.


         Compensation Committee Interlocks and Insider Participation. The Compensation Committee consisted of Directors Rebich, Fawcett, Gardner and Ryan at December 31, 1998. No member of the Committee is, or was during 1998, an executive officer of another company whose board of directors has a comparable committee on which one of the Company's executive officers serves. None of the executive officers of the Company is, or was during 1998, a member of a comparable compensation committee of a company of which any of the directors of the Company is an executive officer. At December 31, 1998 Mr. Gardner was an officer of the Company and the Bank and did not participate in matters involving his compensation.


         Pension Plan. The Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually to maximum amount that can be deducted for federal income purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date, but also for those expected to be earned in the future. Assets for the plans were primarily invested in U.S. Government obligations, corporate obligations and equity securities whose valuations are subject to fluctuations of the securities' market.


         For employees who attained age 50 and completed 10 years of service prior to December 31, 1994, benefits under plan #1 and #2 will be calculated at normal retirement at age 65 as a monthly benefit equal to the sum of 1.1% of average monthly compensation multiplied by years of service (with a maximum of 44 years), plus .65% of average monthly compensation in excess of the social security taxable wage base for each year multiplied by years of service (not to exceed 35 years). Effective October 15, 1994, the pension formula was revised to .8% rather than 1.1% of average monthly compensation, as noted above, for all employees, except those who attained age 50 and completed 10 years of service prior to December 31, 1994.

         Benefits are payable in the form of various annuity alternatives, including a joint and survivor option. For the pension plan year ended December 31, 1998, the highest permissible annual benefit under the Internal Revenue Code is $160,000.

         Mr. J. Curt Gardner retired on December 31, 1998 and received an aggregate lump-sum payment of approximately $631,000 in connection with the Bank's pension plans.


         Mr. Charles G. Urtin has 14 years of Service and will have 27.17 years of service at his expected retirement date of January 1, 2012, at age 65. Based upon his 1998 compensation level, his projected monthly benefit payable at his normal retirement date will be approximately $1,600. This benefit will be payable for his lifetime. Mr. Urtin will also be entitled to a monthly benefit from the supplemental plan in the amount of $760.


Item 7.  Certain Relationships and Related Transactions.

         The Bank, like many financial institutions, has followed a policy of granting various types of loans to executive officers, and directors. The loans have been made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the Bank's other customers, and do not involve more than the normal risk of collectibility, or present other unfavorable features.

Item 8.  Legal Proceedings.

         The Company and Bank are involved in various legal actions from normal business activities. management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Company's financial statements.


Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.


General

          The Company's Common Stock is traded in the over-the-counter market. Price information concerning the Common Stock is available from the OTC Bulletin Board under the symbol IBTB. The Common Stock has not been actively traded and there is no assurance that an active market will develop in the future. The following broker-dealers currently make a market in the Company's Common Stock:
E. E. Powell & Co., Inc., Ferris, Baker, Watts and Hopper Soliday & Co.

          The following table sets forth high and low bid prices per share for the Company's Common Stock for each quarter of 1997, and each quarter of 1998, based upon information obtained from the OTC Bulletin Board. All such bid prices reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

         On February 2, 1998 and January 29, 1999, the Company paid a 5% stock dividend and a 200% stock dividend, respectively. The 200% stock dividend was in the form of a three for one stock split. Cash dividend and market prices set forth in the table below have been adjusted for the stock dividends declared and paid by IBT Bancorp.

                                     Price Range
                                   ----------------        Cash Dividends
                                   High($)   Low($)     Declared Per Share($)
                                   -------   ------     ---------------------

Fiscal 1997
  First Quarter...........         13.02      12.46            0.127
  Second Quarter..........         14.60      13.13            0.127
  Third Quarter...........         14.20      14.20            0.127
  Fourth Quarter..........         14.92      14.92            0.127
Fiscal 1998
  First Quarter...........         18.33      14.92             0.16
  Second Quarter..........         21.83      18.33             0.16
  Third Quarter...........         24.92      21.00             0.16
  Fourth Quarter..........         27.67      23.67             0.16


Fiscal 1999
  First Quarter...........         40.00      28.33             0.20
  Second Quarter..........
  (until June 15, 1999)...         34.75      32.00               --


     As of March 31, 1999, 3,023,799 shares of Common Stock were outstanding held of record by approximately 544 persons (not including the number of persons or entities holding stock in nominee or street name through various brokerage houses).


     The holders of the Company's Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available. Funds for the payment of dividends of the Company are primarily obtained from dividends paid by the Bank.


      It is the present intention of the Company's Board of Directors to continue to pay regular quarterly cash dividends; however, the declaration and payment of future dividends is in the sole discretion of the Board of Directors and their amount depends upon the earnings, financial condition and capital needs of the Company and the Bank and certain other factors, including restrictions arising from federal banking laws and regulations to which the Company and the Bank are subject. See "Item 1 - Restrictions on Dividends."


Item 10.  Recent Sales of Unregistered Securities.

         None.

Item 11.  Description of Registrant's Securities to be Registered.


         The Company is authorized under Pennsylvania law to issue up to fifty million shares of Common Stock, $1.25 par value per share. There were 3,023,799 shares of Common Stock outstanding on March 31, 1999. The capital stock of the Company represents non-withdrawable capital and is not insured by the FDIC.


         Each share of Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. The holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to only one vote for each share held of record on all matters submitted to a vote of holders of Common Stock and is not permitted to cumulate votes in the election of the Company's directors. Holders of Common Stock do not possess any dividend or liquidation rights.

         Holders of Common Stock do not have preemptive rights with respect to any additional shares of Common Stock which may be issued. Therefore, the Board of Directors may sell shares of Common Stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption, and the outstanding shares of Common Stock are fully paid and non-assessable.

         The terms of office of directors are classified into three classes. One class stands for election every year and the terms of directors are three years.

         As described more fully in the following discussion of anti-takeover provisions, a holder of 5% or more of the outstanding shares of Common Stock will not have that holder's Common Stock considered in a vote by the holders of the Common Stock in connection with a business combination that involves that holder. Under federal law, the acquisition by any holder of 10% or more of the outstanding shares of Common Stock generally requires prior regulatory approval (prior regulatory approval is generally required for any acquisition of more than 5% by any holder that is a bank holding company).

         Anti-Takeover Provisions. The articles of incorporation of the Company contain provisions that may deter, discourage or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions.

         One of these provisions concerns the factors which the Board of Directors may consider in evaluating the offer of another party to make a tender or other offer for the Company's securities (whether in cash or in securities of the offeror). Under Pennsylvania law, the Board of Directors stands in a fiduciary relation to the Company and must discharge its duties in good faith, in a manner it reasonably believes to be in the best interests of the Company, and with such care, including reasonable inquiry, skill and diligence, which a person or ordinary prudence would exercise under similar circumstances. Pennsylvania law provides that, in discharging its duties, the Board of Directors may consider a number of other factors, some of which the Company has incorporated into its articles of incorporation. The articles of incorporation provide that, in evaluating a takeover offer, the Board of Directors may consider all relevant factors, including the impact of the acquisition on employees, depositors and customers of the Company and its subsidiaries and on the communities which the Company and its subsidiaries serve; the reputation and business practices of the offeror and its management and affiliates; the value of any securities offered in exchange for Company's stock; and any anti-trust or other legal and regulatory issues that are raised by the offer. If the Board of Directors of Directors determines than an offer should be rejected, the articles of incorporation provide that the Board of Directors is authorized to take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all governmental and regulatory authorities; acquiring the Company's securities; selling or otherwise issuing authorized but unissued securities or treasury stock or granting options with respect thereto; acquiring a company to create an antitrust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

         A second provision of the articles of incorporation provides that no merger, consolidation, liquidation or dissolution of the Company, or any action that would result in the sale or other disposition of all or substantially all of the assets of the Company, will be valid unless first approved by the affirmative vote of: (1) the holders of at least seventy-five percent (75%) of the outstanding shares of Common Stock; or (2) the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Common Stock, provided that such transaction has received the prior approval of eighty percent (80%) of the entire Board of Directors. If the transaction involves a stockholder who owns 5% or more of the outstanding shares of Common Stock, the shares owned by that stockholder are not considered when calculating the results of the required stockholder vote concerning the transaction. In addition, if a stockholder owning 5% or more of the Common Stock is involved, no merger, consolidation, liquidation or dissolution of the Company, or any action that would result in the sale or other disposition of all or substantially all of the assets of the Company is valid unless the cash or fair market value of the property, securities or other consideration to be received per share by holders of Common Stock is at least equal to the higher of (1) the highest per share price (with appropriate adjustments for recapitalization and for stock splits, stock dividends and like distributions) paid by that stockholder in acquiring any of its holdings of the Common Stock; and (2) the market value per share of common stock on the announcement date with respect to the transaction.

Item 12.  Indemnification of Directors and Officers.

          The Company's bylaws provide that a director is not personally liable for monetary damages for any action taken, or any failure to take any action, unless the director breaches or fails to perform the duties of his or her office under provisions of Pennsylvania law, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. These provisions of the bylaws, however, do not apply to the responsibility or liability of a director pursuant to any criminal statute, or to the liability of a director for the payment of taxes pursuant to local, Pennsylvania or federal law. These provisions offer persons who serve on the Board of Directors of the Company protection against awards of monetary damages for negligence in the performance of their duties.

          The Company's articles of incorporation also provide that every person who is or was a director, officer, employee or agent of the Company, or of any company for which that person served as such at the request of the Company, will be indemnified by the Company to the fullest extent permitted by law against all expenses and liabilities reasonably incurred by or imposed upon the person, in connection with any proceeding to which the person may be made, or threatened to be made, a party, or in which the person may become involved by reason of being or having been a director or executive officer of the Company or such other company, whether or not the person is affiliated with the Company or such other company at the time expenses or liabilities are incurred.

Item 13.  Financial Statements and Supplementary Data.

EDWARDS
LEAP &
SAUER              CERTIFIED PUBLIC ACCOUNTANTS       A PROFESSIONAL CORPORATION
--------------------------------------------------------------------------------
           500 Warner Centre, 332 Fifth Avenue, Pittsburgh, PA 15222
                     Phone: 412-281-9211 Fax: 412-281-2407



                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors
IBT Bancorp, Inc.
Irwin, Pennsylvania


We have audited the accompanying consolidated balance sheets of IBT Bancorp, Inc. (the Bancorp), and subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Bancorp's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IBT Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Edwards, Leap & Sauer
---------------------------------
Pittsburgh, Pennsylvania
February 2, 1999

CONSOLIDATED BALANCE SHEETS

IBT BANCORP, INC. AND SUBSIDIARY


                                                       ^March 31, 1999         December 31,
                                                        --------------  ---------------------------
                                                       ^ (unaudited)         1998           1997
                                                         ------------   ------------   ------------
 ASSETS
      Cash and due from banks                            ^$  9,840,793   $ 10,767,316   $  9,917,904
      Interest-bearing deposits in banks                 ^   1,229,894      7,196,998         64,415
      Federal funds sold                                 ^   6,591,000     25,432,000     17,718,000
      Securities available for sale                      ^ 132,471,458    117,469,947    106,629,873
      Securities held to maturity (Market value of
           $2,495,235 at March 31, 1999 (unaudited) and
           $2,554,545 and $5,815,960
           at December 31, 1998 and 1997,
           respectively)                                 ^   2,500,000      2,569,215      5,854,975
      Federal Home Loan Bank stock, at cost              ^   1,312,500      1,308,100      1,170,700
      Loans, net                                         ^ 242,498,963    238,304,491    216,486,607
      Premises and equipment, net                        ^   4,897,981      4,879,133      4,927,258
      Other assets                                       ^   5,326,943      4,438,743      3,687,496
                                                         ------------   ------------   ------------
Total Assets                                             ^$406,669,532   $412,365,943   $366,457,228
                                                          ============   ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
      Deposits
           Non-interest bearing                          ^$ 54,725,350   $ 58,208,466   $ 48,912,365
           Interest-bearing                              ^ 295,622,571    298,174,672    275,405,060
                                                         ------------   ------------   ------------
           Total deposits                                ^ 350,347,921    356,383,138    324,317,425

      Accrued interest and other liabilities             ^   3,967,954      3,781,876      3,837,945
      Long-term debt                                     ^  14,000,000     14,000,000      4,000,000
                                                         ------------   ------------   ------------
      Total liabilities                                  ^ 368,315,875    374,165,014    332,155,370

Stockholders' Equity
      Capital stock, par value $1.25, 5,000,000
           shares authorized, 3,023,799 shares
           issued and outstanding                        ^   3,779,749      3,779,749      3,779,749
      Surplus                                            ^   2,073,102      2,073,102      2,073,102
      Retained earnings                                  ^  32,363,932     31,401,922     27,539,372
      Accumulated other comprehensive income             ^     136,874        946,156        909,635
                                                         -------------  -------------  -------------
      Total stockholders' equity                         ^  38,353,657     38,200,929     34,301,858
                                                         ------------   ------------   ------------
Total Liabilities and Stockholders' Equity               ^$406,669,532   $412,365,943   $366,457,228
                                                          ============   ============   ============


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

IBT BANCORP, INC. AND SUBSIDIARY

                                                ^Three Months Ended March 31,             Years ended December 31,
                                                 ---------------------------   -------------------------------------------
                                                ^      1999     ^    1998          1998           1997             1996
                                                 ------------   ------------   ------------   ------------    ------------
                                                ^       (unaudited)
                                                 ---------------------------
Interest Income
        Loans                                   ^$  4,773,554  ^$  4,658,509   $ 19,019,181   $ 17,419,848    $ 16,090,836
        Investment securities                   ^   2,115,162  ^   1,856,417      7,748,537      7,328,166       5,960,950
        Federal funds sold                      ^     131,523  ^     177,263        760,495        541,950         643,415
                                                 ------------   ------------   ------------   ------------    ------------
        Total interest income                   ^   7,020,239  ^   6,692,189     27,528,213     25,289,964      22,695,201

Interest Expense
        Deposits                                ^   3,045,263  ^   2,986,949     12,174,469     11,270,826      10,009,702
        Long-term debt                          ^     183,356  ^      62,000        411,647        246,440         178,167
        Repurchase agreements                   ^        --    ^        --             --             --             1,961
                                                 ------------   ------------   ------------   ------------    ------------
        Total interest expense                  ^   3,228,619  ^   3,048,949     12,586,116     11,517,266      10,189,830
                                                 ------------   ------------   ------------   ------------    ------------
Net Interest Income                             ^   3,791,620  ^   3,643,240     14,942,097     13,772,698      12,505,371

Provision for Loan Losses                       ^      45,000  ^     105,000        300,000        300,000         410,000
                                                 ------------   ------------   ------------   ------------    ------------
Net Interest Income after Provision             ^   3,746,620  ^   3,538,240     14,642,097     13,472,698      12,095,371
for Loan Losses

Other Income (Losses)
        Service fees                            ^     372,022  ^     297,898      1,430,426      1,116,493         962,696
        Net investment security gains (losses)  ^       1,170  ^      28,519         40,411        (24,890)        (88,120)
        Other income                            ^     287,827  ^     176,883        862,674        701,154         596,356
                                                 ------------   ------------   ------------   ------------    ------------
        Total other income (losses)             ^     661,019  ^     503,300      2,333,511      1,792,757       1,470,932

Other Expenses
        Salaries                                ^     752,605  ^     904,477      3,573,257      3,249,465       2,966,656
        Pension and other employee benefits     ^     241,965  ^     190,121        818,669        787,345         708,592
        Occupancy expense                       ^     247,007  ^     225,937        903,112        847,073         816,149
        Data processing expense                 ^     131,351  ^     124,394        505,484        452,899         382,101
        ATM expense                             ^      71,416  ^      66,925        298,843        267,071         234,096
        FDIC insurance                          ^       9,873  ^       9,440         38,206         35,988           1,500
        Other expenses                          ^     645,538  ^     527,289      2,300,531      2,043,339       1,967,210
                                                 ------------   ------------   ------------   ------------    ------------
        Total other expenses                    ^   2,099,755  ^   2,048,583      8,438,102      7,683,180       7,076,304
                                                 ------------   ------------   ------------   ------------    ------------
Income Before Income Taxes                      ^   2,307,884  ^   1,992,957      8,537,506      7,582,275       6,489,999

Provision for Income Taxes                      ^     741,114  ^     617,516      2,736,576      2,388,759       2,031,615
                                                 ------------   ------------   ------------   ------------    ------------
Net income                                      ^$  1,566,770  ^$  1,375,441   $  5,800,930   $  5,193,516    $  4,458,384
                                                 ============   ============   ============   ============    ============

Net Income per Share of Capital Stock           ^$       0.52  ^$       0.45   $       1.92   $       1.72    $       1.47
                                                 ============   ============   ============   ============    ============


The accompanying notes are an integral part of these consolidated financial statements.
                                      -42-

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

IBT BANCORP, INC. AND SUBSIDIARY

                                                                                                  Accumulated
                                                                                                     Other
                                      Capital                                   Retained         Comprehensive
                                       Stock              Surplus               Earnings              Income               Total
                                  ----------------   ------------------    ------------------    ----------------    -------------
Balance at
December 31, 1995                 $      1,200,000   $        2,400,000    $       22,943,523    $        283,517    $  26,827,040

Comprehensive Income
    Net income                                                                      4,458,384                            4,458,384
    Other comprehensive
      income, net of tax:
      Change in net
        unrealized holding
        gains on securities
        available for sale,
        net of deferred
        income tax of
        $36,872                                                                                            71,576           71,576
                                                                                                                     -------------
          Total Compre-
          hensive Income                                                                                                 4,529,960

Cash dividends                                                                     (1,267,200)                          (1,267,200)
                                  ----------------   ------------------    ------------------    ----------------    -------------
Balance at
December 31, 1996                 $      1,200,000   $        2,400,000    $       26,134,707    $        355,093    $  30,089,800

Comprehensive Income
    Net income                                                                      5,193,516                            5,193,516
    Other comprehensive
      income, net of tax:
      Change in net
        unrealized holding
        gains on securities
        available for sale,
        net of deferred
        income tax of
        $285,672                                                                                          554,542          554,542
                                                                                                                     -------------
          Total Compre-
          hensive Income                                                                                                 5,748,058

Cash dividends                                                                     (1,536,000)                          (1,536,000)

  Retroactive restatement
    of 5% stock dividend                    59,916            2,192,935            (2,252,851)

  Retroactive restatement
    of three-for-one
    stock split                          2,519,833           (2,519,833)
                                  ----------------   ------------------    ------------------    ----------------    -------------
Balance at
December 31, 1997                 $      3,779,749   $        2,073,102    $       27,539,372    $        909,635    $  34,301,858

   The accompanying notes are an integral part of these consolidated financial statements.

IBT BANCORP, INC. AND SUBSIDIARY


                                                                                                     Accumulated
                                                                                                        Other
                                        Capital                                    Retained       Comprehensive
                                         Stock               Surplus               Earnings             Income              Total
                                    ----------------    ------------------    ------------------    -------------    --------------
Balance at
December 31, 1997                   $      3,779,749    $        2,073,102    $       27,539,372    $     909,635    $   34,301,858

Comprehensive Income
    Net income                                                                         5,800,930                          5,800,930
    Other comprehensive
      income, net of tax:
      Change in net
        unrealized holding
        gains on securities
        available for sale,
        net of deferred
        income tax of
        $43,853                                                                                            85,127            85,127


      Less: reclassification
        adjustment, net of
        deferred income
        tax benefit of
        $25,039                                                                                           (48,606)          (48,606)
                                                                                                                     --------------
                                                                                                                             36,521
                                                                                                                     --------------
        Total Comprehensive
          Income                                                                                                          5,837,451

Cash dividends                                                                        (1,938,380)                        (1,938,380)
                                    ----------------    ------------------    ------------------    -------------    --------------
Balance at
December 31, 1998                   $      3,779,749    $        2,073,102    $       31,401,922    $     946,156    $   38,200,929




The accompanying notes are an integral part of these consolidated financial statements.

IBT BANCORP, INC. AND SUBSIDIARY


                                                                                                      Accumulated
                                                                                                         Other
                                        Capital                                    Retained        Comprehensive
                                         Stock               Surplus               Earnings              Income               Total
                                    ----------------    ------------------    ------------------    -------------    --------------
Balance at
December 31, 1998                   $      3,779,749    $        2,073,102    $       31,401,922    $       946,156    $ 38,200,929

(unaudited)

Comprehensive Income
    Net income                                                                         1,566,770                          1,566,770
    Other comprehensive
      income, net of tax:
      Change in net
        unrealized holding
        gains on securities
        available for sale,
        net of deferred
        income tax of
        $416,505                                                                                           (808,510)       (808,510)


      Less: reclassification
        adjustment, net of
        deferred income
        tax benefit of
        $398                                                                                                   (772)           (772)
                                                                                                                     --------------
                                                                                                                           (809,282)
                                                                                                                     --------------
        Total Comprehensive
          Income                                                                                                            757,488

Cash dividends                                                                          (604,760)                          (604,760)
                                    ----------------    ------------------    ------------------    -------------    --------------
Balance at
March 31, 1999                      $      3,779,749    $        2,073,102    $       32,363,932    $       136,874    $ 38,353,657
                                    ================    ==================    ==================    ===============    =============



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

IBT BANCORP, INC. AND SUBSIDIARY

                                                   ^Three Months Ended March 31,              Years ended December 31,
                                                    ----------------------------    --------------------------------------------
                                                   ^    1999        ^   1998            1998            1997             1996
                                                    ------------    ------------    ------------    ------------    ------------
                                                   ^         (unaudited)
                                                    ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
      Net income                                   ^$  1,566,770    ^$  1,375,441    $  5,800,930       5,193,516    $  4,458,384
      Adjustments to reconcile net cash
      from operating activities:
      Depreciation                                 ^     133,500    ^     116,000         482,000         422,349         401,929
      Net amortization/accretion of
      premiums and discounts                       ^      16,072    ^       3,773             971          21,528         123,348
      Net investment security losses (gains)       ^      (1,170)   ^     (28,519)        (40,411)         24,890          88,120
      Provision for loan losses                    ^      45,000    ^     105,000         300,000         300,000         410,000
      Increase (decrease) in cash due to
      changes in assets and liabilities:
      Other assets                                 ^    (471,297)   ^    (854,247)       (770,061)       (117,583)       (311,140)
      Accrued interest and other
      liabilities                                  ^     194,259    ^     248,062         (56,069)        227,984         (43,054)
                                                    ------------     ------------    ------------    ------------    ------------
Net Cash From Operating Activities                 ^   1,483,134    ^     965,510       5,717,360       6,072,684       5,127,587

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from sales of securities available
      for sale                                     ^        --      ^        --         2,166,459       5,542,274      10,799,561
      Proceeds from maturities of securities held
      to maturity                                  ^      69,215    ^   2,816,299       3,285,760       2,099,919         120,334
      Proceeds from maturities of securities
      available for sale                           ^  10,830,075    ^   9,563,139      48,173,553      32,334,987      26,875,517
      Purchase of securities available for sale    ^ (27,072,672)   ^ (12,041,099)    (61,085,311)    (49,392,205)    (46,949,280)
      Net loans made to customers                  ^  (4,239,472)   ^  (6,144,536)    (22,117,884)    (22,109,893)    (18,088,434)
      Purchases of premises and equipment          ^    (152,348)   ^     (53,930)       (433,875)       (633,603)       (584,674)
      Purchase of Federal Home Loan Bank stock     ^      (4,400)   ^        --          (137,400)       (149,000)       (127,100)
                                                    ------------     ------------    ------------    ------------    ------------
Net Cash Used By Investing
Activities                                         ^ (20,569,602)   ^  (5,860,127)    (30,148,698)    (32,307,521)    (27,954,076)

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase (decrease) in deposits          ^  (6,043,399)   ^     109,445      32,065,713      30,617,935      25,045,092
      Net decrease in securities sold
      under agreements to repurchase               ^        --      ^        --              --              --          (300,489)
      Dividends                                    ^    (604,760)   ^    (486,957)     (1,938,380)     (1,536,000)     (1,267,200)
      Proceeds from long-term debt                 ^        --      ^        --        10,000,000            --         4,000,000
                                                    ------------     ------------    ------------    ------------    ------------
Net Cash (Used By) From
Financing Activities                               ^  (6,648,159)   ^    (377,512)     40,127,333      29,081,935      27,477,403
                                                    ------------     ------------    ------------    ------------    ------------
Net Change in Cash and Cash
Equivalents                                        ^ (25,734,627)   ^  (5,272,129)     15,695,995       2,847,098       4,650,914

Cash and Cash Equivalents at
Beginning of Period or Year                        ^  43,396,314    ^  27,700,319      27,700,319      24,853,221      20,202,307
                                                    ------------     ------------    ------------    ------------    ------------
Cash and Cash Equivalents at
End of Period or Year                              ^$ 17,661,687    ^$ 22,428,190    $ 43,396,314    $ 27,700,319    $ 24,853,221
                                                    ============     ============    ============    ============    ============


IBT BANCORP, INC. AND SUBSIDIARY


                                           ^Three Months Ended March 31,            Years Ended  December 31,
                                            ----------------------------   --------------------------------------------
                                           ^      1999      ^   1998           1998           1997           1996
                                             ------------   ------------   ------------   ------------    ------------
                                                    (unaudited)
                                             ---------------------------
SUPPLEMENTAL DISCLOSURES

     Cash payments for:
          Interest                          ^$  3,308,499   ^$  3,104,512   $ 12,629,351   $ 11,145,980    $  9,944,666

          Income taxes                      ^$      3,103   ^$      3,374   $  2,716,954   $  2,281,582    $  2,232,214


NON CASH TRANSACTIONS

     Recorded unrealized gains
          on securities available for sale  ^$    207,384   ^$  1,445,991   $  1,433,568   $  1,378,233    $    538,019

     Deferred income taxes on recorded
          unrealized gains on securities
          available for sale                ^$     70,510   ^$    491,636   $    487,412   $    468,598    $    182,926

     Loans transferred to foreclosed
          real estate during the year       ^$    132,084   ^$     47,022   $    178,548   $      7,200    $     33,956

     Capital stock distributed as dividend

          Capital stock                     ^$       --     ^$       --     $       --     $     59,916    $       --
          Surplus                           ^$       --     ^$       --     $       --     $  2,192,935    $       --

     Three-for-one stock split in the form
          of a stock dividend

          Capital stock                     ^$       --     ^$       --     $       --     $  2,519,833    $       --
          Surplus                           ^$       --     ^$       --     $       --     $ (2,519,833)   $       --



The accompanying notes are an integral part of these consolidated financial statements.

                                      -47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: IBT Bancorp, Inc. (the Bancorp), is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, Irwin Bank and Trust Company (the Bank). The Bank is a full service commercial banking institution and provides a variety of financial services to individuals and corporate customers through its eight branches and main office located in Southwestern Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family and multi-family residential loans.

Principles of Consolidation: The consolidated financial statements include the accounts of IBT Bancorp, Inc. and its wholly-owned subsidiary, Irwin Bank and Trust Company. All significant intercompany accounts have been eliminated in the consolidation. IBT Bancorp, Inc. transacts no other material business.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and foreclosed real estate, management obtains independent appraisals for significant properties.

Interim Financial Statements - In the opinion of management, the financial information, which is unaudited, reflects all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the financial information as of and for the three months ended March 31, 1999 and 1998. The unaudited financial information is not indicative of the results from operations for the full year.

Investment Securities: All investments in debt and equity securities are to be classified into three categories. Securities which management has positive intent and ability to hold until maturity are classified as held to maturity. Securities held to maturity are stated at cost, adjusted for amortization of premium and accretion of discount computed on a level yield basis. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available for sale securities. Unrealized holding gains and losses for trading securities are included in earnings. Unrealized holding gains and losses for available for sale securities are excluded from earnings and reported net of income taxes as a separate component of stockholders' equity until realized. At this time, management has no intention of establishing a trading securities classification.

Interest and dividends on securities are reported as interest income. Gains and losses realized on sales of securities represent the differences between net proceeds and carrying values determined by the specific identification method.

Loans and Allowance for Loan Losses: Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996

NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Unearned discounts on certain loans are recognized as income over the term of the loans using a method that approximates the interest method.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb potential losses inherent in the loan portfolio. ^The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, economic conditions and evaluation of impaired loans under SFAS Nos. 114 and 118. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Loans are placed on nonaccrual status when they are 90 days past due, unless they are adequately collateralized and in the process of collection. A loan is considered to be impaired when, based upon current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan.

An insignificant delay or insignificant shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. The Bank tests loans for impairment if they are on nonaccrual status or have been restructured. Consumer credit nonaccrual loans are not tested for impairment because they are included in larger groups of smaller-balance homogeneous loans that by definition are excluded from the scope of SFAS No. 114. Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, or at the loan's market price or fair value of the collateral if the loan is collateral dependent. If the loan valuation is less than the recorded valued of the loan, a reserve must be established for the difference.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation computed on both the straight-line and accelerated methods over the estimated useful lives of the assets. Costs for maintenance and repairs are expensed currently. Cost of major additions or improvements are capitalized.

Other Real Estate Owned (OREO): Real estate acquired in satisfaction of a loan and in-substance foreclosures are reported in other assets. In-substance foreclosures are properties in which a borrower, with little or no equity in the collateral, effectively abandons control of the property or has no economic interest to continue involvement in the property. The borrower's ability to rebuild equity based on current financial conditions also is considered doubtful.

Properties acquired by foreclosure or deed in lieu of foreclosure and properties classified as in-substance foreclosures are transferred to OREO and recorded at the lower of cost or fair value less estimated costs to sell. Costs to maintain the assets, subsequent write-downs to reflect declines in the fair value of the property and subsequent gains and losses attributable to their disposal are included in other income and expenses.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996


NOTE 1 -- SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes: The Bancorp uses an asset and liability approach to financial accounting and reporting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Bancorp files consolidated Federal income tax returns with its subsidiary.

Earnings per Share: Earnings per share are calculated on the basis of the weighted average number of shares outstanding. The weighted average shares outstanding, giving retroactive effect of the stock dividend and stock split, described in Note 16, was 3,023,799 for the three months ended March 31, 1999 (unaudited) and 1998 (unaudited) and for the years ended December 31, 1998, 1997, and 1996.


Cash Equivalents: For purposes of the Statements of Cash Flows, the Bancorp considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Bancorp considers all cash and amounts due from depository institutions, interest-bearing deposits in other banks, and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Reclassification of Prior Year's Statements: - Certain previously reported items have been reclassified to conform to the current year's classifications. Specifically, theolancorp discloses certain non-income statement changes to equity balances under the classification of "Accumulated Other Comprehensive Income" in accordance with Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. The reclassifications have no effect on total assets, total liabilities and stockholders' equity, or net income.


NOTE 2 -- INVESTMENT SECURITIES

Investment securities available for sale consist of the following:


                                                                    March 31, 1999 - (unaudited)
                                          -----------------------------------------------------------------------------------------
                                                                       Gross                 Gross
                                               Amortized             Unrealized            Unrealized                Market
                                                 Cost                  Gains                 Losses                  Value
                                          -------------------    ------------------    ------------------    ----------------------
U.S. Treasury securities                  $         5,512,428    $           59,597    $               --    $            5,572,025
Obligations of
      U.S. Government Agencies                     74,441,351               497,122              (203,266)               74,735,207
Obligations of State and
      political sub-divisions                       7,576,870               198,829               (62,410)                7,713,289
Mortgage-backed securities                         43,946,216               127,498              (492,867)               43,580,847
Other securities                                      632,799                    --                    --                   632,799
Equity securities                                     154,410                82,881                    --                   237,291
                                          -------------------    ------------------    ------------------    ----------------------
                                          $       132,264,074    $          965,927    $         (758,543)   $          132,471,458
                                          ===================    ==================    ==================    ======================

                                      -50-

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

                                                                              December 31, 1998
                                           ---------------------------------------------------------------------------------------
                                                                          Gross                 Gross
                                                Amortized              Unrealized             Unrealized               Market
                                                   Cost                   Gains                 Losses                  Value
                                           --------------------    -------------------    ------------------    ------------------
U.S. Treasury securities                   $          5,516,405    $            99,700    $                --   $        5,616,105
Obligations of
      U.S. Government Agencies                       68,446,065              1,130,425               (36,510)           69,539,980
Obligations of State and
      political sub-divisions                         8,026,140                233,928               (59,756)            8,200,312
Mortgage-backed securities                           33,255,689                148,555              (177,050)           33,227,194
Other securities                                        637,670                      7                     --              637,677
Equity securities                                       154,410                 94,269                     --              248,679
                                           --------------------    -------------------    ------------------    ------------------
                                           $        116,036,379    $         1,706,884    $         (273,316)   $      117,469,947
                                           ====================    ===================    ==================    ==================


                                                                             December 31, 1997
                                           ---------------------------------------------------------------------------------------
                                                                          Gross                 Gross
                                                Amortized              Unrealized             Unrealized            Market
                                                   Cost                   Gains                 Losses               Value
                                           --------------------    -------------------    ------------------    ------------------
U.S. Treasury securities                   $          6,530,091    $            96,629    $               --    $        6,626,720
Obligations of
      U.S. Government Agencies                       69,888,192                845,278                (8,520)           70,724,950
Obligations of State and
      political sub-divisions                         6,743,715                185,458                    --             6,929,173
Mortgage-backed securities                           21,446,423                214,045               (49,077)           21,611,391
Other securities                                        498,809                     --                   (98)              498,711
Equity securities                                       144,410                 94,518                    --               238,928
                                           --------------------    -------------------    ------------------    ------------------
                                           $        105,251,640    $         1,435,928    $          (57,695)   $      106,629,873
                                           ====================    ===================    ==================    ==================

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)


Investment securities held to maturity consist of the following:


                                                                               March 31, 1999 - (unaudited)
                                           ---------------------------------------------------------------------------------------
                                                                           Gross                 Gross
                                                    Amortized            Unrealized           Unrealized              Market
                                                       Cost                Gains                Losses                Value
                                           --------------------    -------------------    ------------------    ------------------
Obligations of
      U.S. Government Agencies                  $        2,500,000   $             --      $          (4,765)   $        2,495,235
                                                ==================   ================      =================    ==================



                                                                                 December 31, 1998
                                           ---------------------------------------------------------------------------------------
                                                                           Gross                 Gross
                                                    Amortized            Unrealized           Unrealized              Market
                                                       Cost                Gains                Losses                Value
                                           --------------------    -------------------    ------------------    ------------------
Obligations of
      U.S. Government Agencies                $        2,500,000   $             --       $         (14,375)   $        2,485,625
Mortgage-backed securities                                69,215                 --                    (295)               68,920
                                              ------------------   ----------------       -----------------    ------------------
                                              $        2,569,215   $             --       $         (14,670)   $        2,554,545
                                              ==================   ================       =================    ==================

                                                                              December 31, 1997
                                           -------------------------------------------------------------------------------------
                                                                           Gross                 Gross
                                                     Amortized           Unrealized           Unrealized              Market
                                                       Cost                Gains                Losses                Value
                                           --------------------    -------------------    ------------------    ----------------
Obligations of
      U.S. Government Agencies               $        5,500,000   $                 --    $        (33,985)   $        5,466,015
Mortgage-backed securities                              354,975                     --              (5,030)              349,945
                                           --------------------    -------------------    ------------------    ----------------
                                             $        5,854,975   $                 --    $        (39,015)   $        5,815,960
                                             ==================   ====================  ==================      ================


IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

Gross realized gains and losses on calls and sales of available-for-sale securities were:


                                               ^ Three Months
                                               ^     Ended
                                               ^March 31, 1999        Years Ended December 31,
                                               ^  (unaudited)        1998      1997      1996
                                                   -------          -------   -------   -------
Gross realized gains:
Obligations of U.S. Government Agencies           ^$ 1,170          $58,191   $ 8,108   $ 4,175
Obligations of state and political sub-divisions  ^     --            3,121        --        --
                                                   -------          -------   -------   -------
                                                  ^$ 1,170          $61,312   $ 8,108   $ 4,175
                                                   =======          =======   =======   =======

Gross realized losses:
U.S. Treasury securities                          ^$  --            $  --     $  --     $16,992
Obligations of U.S. Government Agencies           ^   --               --        --      32,187
Mortgage-backed securities                        ^   --             20,901    32,998    43,116
                                                   -------          -------   -------   -------
                                                  ^$  --            $20,901   $32,998   $92,295
                                                   =======          =======   =======   =======




The amortized cost and estimated market value of the investment securities available for sale and the investment securities held to maturity at March 31, 1999 and December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

The amortized cost and estimated market value of the investment securities available for sale are as follows:


                                                 ^      March 31, 1999
                                                ------------------------------
                                                 ^         (unaudited)               December 31, 1998
                                                  ---------------------------   ---------------------------
                                                 ^Amortized           Market      Amortized        Market
                                                 ^   Cost             Value          Cost          Value
                                                  ------------   ------------   ------------   ------------
Due in one year or less                          ^$  7,433,658   $  7,479,550   $  6,365,849   $  6,421,574
Due after one year through five years            ^  38,000,678     38,142,641     29,510,153     29,888,420
Due after five years through ten years           ^  31,891,193     32,233,390     34,378,337     35,231,929
Due after ten years, includes equity securities  ^  54,938,545     54,615,877     45,782,040     45,928,024
                                                  ------------   ------------   ------------   ------------
                                                 ^$132,264,074   $132,471,458   $116,036,379   $117,469,947
                                                  ============   ============   ============   ============


IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996


NOTE 2 -- INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated market value of the investment securities held to maturity are as follows:

                                        ^    March 31, 1999
                                         -----------------------
                                        ^      (unaudited)          December 31, 1998
                                         -----------------------   -----------------------
                                        ^Amortized    ^ Market     Amortized      Market
                                        ^   Cost      ^ Value         Cost        Value
                                         ----------   ----------   ----------   ----------
Due in one year or less                 ^$2,500,000  ^$2,495,235   $2,569,215   $2,554,545
Due after one year through five years   ^      --    ^      --           --           --
Due after five years through ten years  ^      --    ^      --           --           --
Due after ten years                     ^      --    ^      --           --           --
                                         ----------   ----------   ----------   ----------
                                        ^$2,500,000  ^$2,495,235   $2,569,215   $2,554,545
                                         ==========   ==========   ==========   ==========


As a member of the Federal Home Loan Bank of Pittsburgh (FHLB), the Bank is required to maintain a minimum amount of FHLB stock. The minimum amount is calculated based on the level of assets, residential real estate loans and outstanding FHLB advances. ^At March 31, 1999 (unaudited) and December 31, 1998 and 1997, the Bank held ^$1,312,500, $1,308,100 and $1,170,700, respectively, of
FHLB stock.


NOTE 3 -- LOANS

Major classifications of loans are as follows:

                                       ^  March 31,
                                       ^    1999              December 31,
                                        ------------   ---------------------------
                                       ^ (unaudited)       1998           1997
                                        ------------   ------------   ------------
Mortgage                               ^$122,817,276   $123,494,185   $107,240,284
Home equity credit                     ^   8,240,530      8,588,588      8,859,875
Installment                            ^  55,845,467     52,418,443     45,321,407
Commercial                             ^  45,332,363     45,232,281     42,003,235
PHEAA                                  ^   5,546,581      5,043,415      4,604,115
Municipal                              ^   4,658,999      3,615,536      7,869,828
Credit cards                           ^   1,641,480      1,807,547      2,021,613
Other                                  ^     769,530        476,655      1,080,974
                                        ------------   ------------   ------------
                                       ^ 244,852,226    240,676,650    219,001,331
      Less: Unearned discount          ^        --               46            476
            Allowance for loan losses  ^   2,227,855      2,228,214      2,340,283
            Deferred loan fees         ^     125,408        143,899        173,965
                                        ------------   ------------   ------------
                                       ^$242,498,963   $238,304,491   $216,486,607
                                        ============   ============   ============


IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 3 -- LOANS (CONTINUED)

^At March 31, 1999 (unaudited), December 31, 1998 and 1997, the total recorded investment in impaired loans amounted to approximately ^$13,000, $13,000 and $190,000, respectively. The allowance for loan losses related to impaired loans amounted to approximately ^$2,000 (unaudited), $2,000 and $28,500 at ^March 31, 1999, December 31, 1998 and 1997, respectively.

Changes in the allowance for loan losses were as follows:


                               ^ Three Months
                               ^Ended March 31,          Years Ended December 31,
                                  -----------   ------------------------------------------
                               ^     1999           1998           1997           1996
                                  -----------    -----------    -----------    -----------
                               ^ (unaudited)
                                  -----------

Balance, beginning of year       ^$ 2,228,214    $ 2,340,283    $ 2,239,598    $ 1,969,406
Provision charged to operations  ^     45,000        300,000        300,000        410,000
Loans charged off                ^    (45,359)      (526,117)      (207,270)      (152,481)
Recoveries                       ^       --          114,048          7,955         12,673
                                  -----------    -----------    -----------    -----------
Balance, end of period or year   ^$ 2,227,855    $ 2,228,214    $ 2,340,283    $ 2,239,598
                                  ===========    ===========    ===========    ===========



NOTE 4 -- PREMISES AND EQUIPMENT

Premises and equipment which are stated at cost are as follows:

                                 ^ March 31,        December 31,
                                  ----------   -----------------------
                                 ^   1999         1998         1997
                                  ----------   ----------   ----------
                                 ^(unaudited)
                                  ----------
Land                             ^$  450,466   $  450,466   $  450,466
Buildings and improvements       ^ 4,814,040    4,814,040    4,757,020
Furniture and equipment          ^ 4,124,272    3,971,924    3,606,212
                                  ----------   ----------   ----------
                                 ^ 9,388,778    9,236,430    8,813,698
Less:  Accumulated depreciation  ^ 4,490,797    4,357,297    3,886,440
                                  ----------   ----------   ----------
                                 ^$4,897,981   $4,879,133   $4,927,258
                                  ==========   ==========   ==========



Depreciation expense ^ was $ 133,500 and $116,000 for the three months ended March 31, 1999 (unaudited) and 1998 (unaudited), respectively, and $482,000 in 1998, $422,349 in 1997 and $401,929 in 1996.

Seven of the Bank's branch office buildings and/or land are leased by the Bank. These leases have initial terms of 14 months to 20 years, and all contain renewal options for additional years.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 4 -- PREMISES AND EQUIPMENT (CONTINUED)

The following is a summary of the future minimum lease payments under these operating leases at March 31, 1999 (unaudited):


                              2000                          $       127,090
                              2001                                   99,520
                              2002                                   98,439
                              2003                                   72,645
                              2004 and thereafter                   707,518
                                                            ----------------

                                                            $     1,105,212
                                                            ================


Rental expense under these operating ^leases was $33,410 (unaudited) and $25,960 (unaudited) for the three months ended March 31, 1999 and 1998, respectively and $100,700, $83,650 and $57,750 for the years ended December 31, 1998 , 1997, and
1996, respectively.


NOTE 5 -- DEPOSITS

Time deposits maturing by year are summarized as follows:

                                     ^   March 31, 1999      December 31, 1998
                                      -------------------    -----------------
                                     ^ (unaudited)
                                      -------------------

        1999                         ^$     N/A              $    101,982,991
        2000                         ^        96,669,393           31,355,809
        2001                         ^        25,803,358            4,833,820
        2002                         ^         4,912,890            4,838,965
        2003 and thereafter          ^        21,525,450           15,803,348
                                      -------------------    -----------------
                                     ^$      148,911,091     $    158,814,933
                                      ===================    =================


The Bank held related party ^deposits of approximately $3,759,000 (unaudited) at March 31, 1999 and $3,134,000 and $3,521,000 at December 31, 1998 and 1997,
respectively.

The Bank held time deposits that exceeded ^$100,000 of $23,800,801 (unaudited) at March 31, 1999 and $23,584,545 and $36,139,919 at December 31, 1998 and 1997,
respectively.


NOTE 6 -- PLEDGED ASSETS

^At  March  31,  1999  and  December  31,  1998  and  1997,  assets  carried  at
^$42,000,000  (unaudited),  $37,500,000  and  $33,500,000,   respectively,  were
pledged to qualify for fiduciary powers, to secure public monies as required by law, and for other purposes.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 7 -- INCOME TAXES

The provision for income taxes consists of:


                           ^     Three Months Ended
                           ^          March 31,                    Years Ended December 31,
                            --------------------------    ----------------------------------------
                           ^    1999       ^   1998           1998          1997           1996
                            -----------    -----------    -----------   -----------    -----------
                           ^        (unaudited)
                            --------------------------
Currently payable          ^$   757,464   ^$   631,863    $ 2,618,602   $ 2,388,935    $ 2,169,408
Deferred tax (benefit)     ^    (16,350)  ^    (14,347)       117,974          (176)      (137,793)
                            -----------    -----------    -----------   -----------    -----------
      Total                ^$   741,114   ^$   617,516    $ 2,736,576   $ 2,388,759    $ 2,031,615
                            ===========    ===========    ===========   ===========    ===========


The significant components of temporary differences are as follows:

                           ^    Three Months Ended
                           ^         March 31,              Years Ended December 31,
                            ----------------------    -----------------------------------
                           ^   1999      ^ 1998         1998         1997         1996
                            ---------    ---------    ---------    ---------    ---------
                           ^      (unaudited)
                            ----------------------
Provision for loan losses  ^$      20   ^$ (13,591)   $  38,201    $ (34,233)   $ (94,933)
Depreciation               ^   (4,519)  ^   (1,182)      10,559       20,576       (3,210)
Valuation allowance        ^      171   ^      133          550        8,621        8,710
Pension                    ^  (16,021)  ^      770       67,732       (3,461)     (21,842)
Deferred loan fees         ^    6,287   ^    2,469       10,222       13,346      (18,206)
Other                      ^   (2,288)  ^   (2,946)      (9,290)      (5,025)      (8,312)
                            ---------    ---------    ---------    ---------    ---------
      Total                ^$ (16,350)  ^$ (14,347)   $ 117,974    $    (176)   $(137,793)
                            =========    =========    =========    =========    =========


A reconciliation of the federal statutory tax rate to the effective tax rate applicable to income before income taxes is as follows:

                             ^  Three Months Ended
                             ^     March 31,               Years Ended December 31,
                             ^% of Pretax Income              % of Pretax Income
                              --------------------    ----------------------------------
                             ^1999        ^ 1998        1998         1997          1996
                              ----          ----        ----         ----          ----
                                   (anaudited)

Provision at statutory rate  ^34.0 %      ^34.0 %       34.0 %       34.0 %       34.0 %
Effect of tax free income    ^(2.0)       ^(2.6)        (2.0)        (2.7)        (3.1)
Other                        ^  .1        ^(0.4)          .1           .2           .1
                              ----         ----         ----         ----         ----

      Effective tax rate     ^32.1 %      ^31.0 %       32.1 %       31.5 %       31.0 %
                              ====         ====         ====         ====         ====

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996


NOTE 7 -- INCOME TAXES (CONTINUED)

The deferred tax assets and deferred tax liabilities recorded on the balance sheet are as follows:


                             ^             March 31, 1999                     December 31, 1998                December 31, 1997
                              ---------------------------------------   ------------------------------   ---------------------------
                             ^              Deferred Tax                        Deferred Tax                     Deferred Tax
                              ---------------------------------------   ------------------------------   ---------------------------
                             ^         Assets       ^ Liabilities            Assets       Liabilities       Assets      Liabilities
                              --------------------   ----------------   -------------   ------------   -------------  -------------
                             ^                (unaudited)
                              ---------------------------------------

Provision for loan losses    ^$           553,279   ^$         --       $    553,299    $      --      $591,500       $        --
Depreciation                 ^              --      ^        170,060             --         174,579         --             164,020
Pension expense              ^             17,983   ^          --              1,962           --        69,694                --
Other                        ^            148,061   ^          --            152,231           --       153,713                --
SFAS 115                     ^              --      ^         70,510             --         487,412         --             468,598
                              --------------------   ----------------   -------------   ------------   -------------  -------------

                             ^$           719,323   ^$       240,570    $    707,492    $   661,991    $814,907       $    632,618
                              ====================   ================   =============   ============   =============  =============



NOTE 8 -- LONG-TERM DEBT

^At March 31, 1999 (unaudited) and December 31, 1998, the Bank had the following advances from the Federal Home Loan Bank (FHLB).

                      Amount              Interest Rate      Maturity Date
                 ------------------     ------------------   -------------------

                    $2,000,000                6.52%            May 13, 1999
                    $2,000,000                5.88%            March 13, 2001
                    $5,000,000                5.63%            July 21, 2008
                    $5,000,000                4.86%            October 23, 2008
                 ------------------

                    $14,000,000
                 ==================

Interest only is payable until maturity on all long-term debt. Collateral for all debt includes all qualifying mortgages.

In addition, the Bank has a line of credit with FHLB of approximately $11,671,000 and $10,700,000 at December 31, 1998 and 1997, respectively. The
FHLB discontinued the line of credit at January 1, 1999. There were no advances on the line of credit during 1998 and 1997.

NOTE 9 -- EMPLOYEE BENEFIT PLANS

he Bank maintained one non-contributory defined benefit pension plan for its employees prior to 1995 (Plan #1). In 1995, various plan assumptions were changed which resulted in a reduction in benefits for older and long-standing employees. To compensate for this, a supplemental non-qualified plan was installed for those employees so affected (Plan #2). The Bank's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes for Plan #1. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Assets for the plans were primarily invested in U.S. Government obligations, corporate obligations and equity securities whose valuations are subject to fluctuations of the securities' market.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996


NOTE 9 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

The following is a summary of the plans as of December 31, 1998 and 1997:

                                                                       1998           1997
                                                                    -----------    -----------
Change in Projected Benefit Obligation:
Benefit obligation at beginning of year                             $ 1,986,373    $ 1,664,947
Service cost                                                            160,189        134,087
Interest cost                                                           137,966        115,502
Benefits paid                                                           (18,667)       (29,959)
Other - net                                                              13,186        101,796
                                                                    -----------    -----------
      Benefit obligation at end of year                             $ 2,279,047    $ 1,986,373
                                                                    ===========    ===========

Change in Fair Value of Plan Assets:
Plan assets at estimated
      fair value at beginning of year                               $ 2,207,486    $ 1,822,591
Actual return on plan assets                                            177,907        244,191
Benefits paid                                                           (18,667)       (29,959)
Employer contributions                                                  143,415        170,663
                                                                    -----------    -----------
      Fair value of plan assets at end of year                      $ 2,510,141    $ 2,207,486
                                                                    ===========    ===========

Funded status                                                       $   231,094    $   221,113
Unrecognized net loss from actuarial experience                         134,196        140,263
Unrecognized prior service cost                                        (275,010)      (293,272)
Unamortized net asset existing at date of adoption of SFAS No. 87       (80,912)       (87,945)
                                                                    -----------    -----------

      Prepaid (accrued) pension cost                                $     9,368    $   (19,841)
                                                                    ===========    ===========


Net pension expense included the following components:

                                                       Years Ended December 31,
                                                   ------------------------------------
                                                      1998         1997         1996
                                                   ---------    ---------    ---------

Service cost - benefits earned during the period   $ 160,189    $ 134,087    $ 128,081
Interest cost on projected benefit obligation        137,966      115,502      100,513
Actual return on plan assets                        (177,907)    (244,191)    (114,906)
Net amortization and deferral                         (6,042)      81,491      (33,598)
                                                   ---------    ---------    ---------

Net periodic pension cost                          $ 114,206    $  86,889    $  80,090
                                                   =========    =========    =========


The projected benefit obligation was determined using an assumed discount rate of 7.0% for 1998 and 1997 and an expected rate of increase in compensation using a graded scale which ranges from 3.5% to 5.5% for Plan #1, and 3.5% for Plan #2. The assumed rate of return on the plans' investment earnings was 7.0 % for 1998 and 1997.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 9 -- EMPLOYEE BENEFIT PLANS (CONTINUED)

The Bank also maintains non-qualified deferred compensation plans for certain directors, which are generally funded by life insurance, the premiums of which have been paid for by the Bank. The present value of these benefits to be paid under the programs are being accrued over the estimated remaining service period of the participants. The liability for these future obligations was $402,945 and $322,305 at December 31, 1998 and 1997, respectively.

In addition, the Bank maintains a qualified 401(k) - deferred compensation plan for eligible employees. The plan is designed to provide a predetermined matching contribution by the Bank based on compensation deferrals by participants in the plan. The Bank contributions, including administrative fees, for 1998, 1997 and 1996 amounted to $42,753, $37,677 and $32,018, respectively.


NOTE 10 -- COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and certain contingent liabilities which are not reflected in the accompanying financial statements. These commitments and contingent liabilities represent financial instruments with off-balance-sheet risk. The contract or notional amounts of those instruments were comprised of commitments to extend credit approximating ^$44,166,000 (unaudited) at March 31, 1999 and $41,445,000 and $44,932,000, as of December 31, 1998 and 1997, respectively, and approximate fair value.

The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The same credit policies are used in making commitments and conditional obligations as for on-balance-sheet instruments. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the counterparty. The terms are typically for a one year period, with an annual renewal option subject to prior approval by

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement. These commitments are comprised primarily of available commercial and personal lines of credit.

The exposure to loss under these commitments is limited by subjecting them to credit approval and monitoring procedures. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of the loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for loan losses. Since many of the commitments are expected to expire without being drawn upon, the total contractual amounts do not necessarily represent future funding requirements.

The Bancorp and Bank are involved in various legal actions from normal business activities. Management believes that the liability, if any, arising from such actions will not have a material adverse effect on the Bancorp and Bank's financial position.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 11 -- RELATED-PARTY TRANSACTIONS

^At March 31, 1999 and December 31, 1998 and 1997, certain officers and directors of the Bancorp and the Bank, and companies in which they have beneficial ownership, were indebted to the Bank in the aggregate amount of approximately ^$7,911,000 (unaudited), $6,950,000 and $5,572,000 , respectively. During the three months ^ended March 31, 1999, and the year ended December 31,1998, new loans to such related parties were approximately ^$1,091,000 (unaudited) and ^$2,804,000 and repayments approximated $130,000


NOTE 12 -- CONCENTRATION OF CREDIT

The Bank primarily grants loans to customers in Western Pennsylvania, and maintains a diversified loan portfolio and the ability of its debtors to honor their contracts is not substantially dependent on any particular economic business sector. A substantial portion of the Bank's investments in municipal securities are obligations of state or political subdivisions located within Pennsylvania. As a whole, the Bank's loan and investment portfolios could be affected by the general economic conditions of Pennsylvania. In addition, at ^March 31, 1999 (unaudited), December 31, 1998 and 1997, a significant portion of the Bank's "due from banks" and "federal funds sold" is maintained with two large financial institutions located in Southwestern Pennsylvania. The Bank maintains a cash balance and federal funds sold at financial institutions that exceed the $100,000 amount that is insured by the FDIC. Amounts in excess of insured limits, per the institution's records, were approximately ^$7,330,000 (unaudited) at March 31, 1999 and $33,077,000 and $18,146,000 at December 31,
1998 and 1997, respectively.

NOTE 13 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The carrying amount is a reasonable estimate of fair value.

Investment securities: The fair value of securities is equal to the available quoted market price. If no quoted market price is available, fair value is estimated using the quoted market price for similar securities.

Loans receivable: For certain homogeneous categories of loans, fair value is estimated using the quoted market prices for securities backed by similar loans adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Federal Home Loan Bank stock: The carrying value of the FHLB stock is a reasonable estimate of fair value due to restrictions on the securities.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 13 -- DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit liabilities: The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Long term debt: The fair value of long term debt (FHLB advances) was determined using a discounted cash flow analysis based on current FHLB advance rates for advances with similar maturities.

The estimated fair value of the Bancorp's financial instruments are as follows:



                                             ^           March 31, 1999                       December 31, 1998
                                             -------------------------------------   --------------------------------------
                                             ^            unaudited)
                                             -------------------------------------
                                             ^  Carrying         ^     Fair             Carrying               Fair
                                             ^   Amount          ^    Value              Amount               Value
                                             -----------------   -----------------   -----------------   ------------------
Financial Assets:
      Cash and cash equivalents             ^$     17,661,687   ^$     17,661,687    $     43,396,314    $      43,396,314

      Investment securities                 ^$    134,971,458   ^$    134,966,693    $    120,039,162    $     120,024,492

      Federal Home Loan Bank Stock          ^$      1,312,500   ^$      1,312,500    $      1,308,100    $       1,308,100

      Loans receivable                      ^$    242,498,963   ^$    253,333,089    $    238,304,491    $     241,888,112

Financial liabilities:
      Deposits                              ^$    350,347,921   ^$    352,050,612    $    356,383,138    $     358,363,842

      Long term debt                        ^$     14,000,000   ^$     13,892,859    $     14,000,000    $      14,823,323


The market values of investments, which are based upon quoted market prices are contained in Note 2.


NOTE 14 -- REGULATORY MATTERS

The Bank is subject to legal limitations on the amount of dividends that can be paid to the Bancorp. The Pennsylvania Banking Code restricts the payment of dividends, generally to the extent of its retained earnings.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 14 -- REGULATORY MATTERS (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, as set forth below, of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of ^March 31, 1999 (unaudited), December 31, 1998 and 1997, that the Bank meets all capital adequacy requirements to which it is subjected.

The Bank's actual capital ratios as of March 31, 1999 (unaudited), December 31, 1998 and 1997, the minimum ratios required for capital adequacy purposes, and the ratios required to be considered well capitalized under the Federal Deposit Insurance Corporation Improvement Act of 1991 provisions are as follows:


                                                                                           Minimum                  Well
                                         ^  March 31,       ^     December 31,             Capital              Capitalized
                                         ----------------- -------------------------
                                         ^     1999         ^ 1998         1997          Requirements           Requirements
                                          ----------------- -----------  ------------   -----------------   -----------------------
                                         ^ (unaudited)
                                           -----------------

                                         ^
Risk-based capital ratio                 ^    16.60%         ^ 16.40%        16.00%           8%              10.0% or higher
Leverage capital ratio                   ^    11.00%         ^ 10.60%        10.80%        3% to 4%            5.0% or higher
Tier 1 risk-based capital  ratio         ^    15.70%         ^ 15.40%        14.90%           4%               6.0% or higher



Included in cash and due from banks are required federal reserves of ^$3,646,000 (unaudited) at March 31, 1999 and $4,403,000 and $2,886,000 at December 31, 1998
and 1997, respectively, for facilitating the implementation of monetary policy by the Federal Reserve System. The required reserves are computed by applying prescribed ratios to the classes of average deposit balances. These reserves are held in the form of due from banks.


NOTE 15 -- RECENT ACCOUNTING PRONOUNCEMENTS


In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, which changes the way public companies report information about segments of their business and requires them to report selected segment information in their reports issued to stockholders. Among other things, SFAS No. 131 requires public companies to report (a) certain financial and descriptive information about its reportable operating segments (as defined); and (b) certain enterprise-wide financial information about products and services, geographical areas, and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets. SFAAS No. 131 is effective for reporting by public companies in fiscal years beginning after December 15, 1997. SFAS No. 131 is not expected to have a significant impact on the Bancorp's financial reporting.


In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In addition, certain provisions of this statement will permit, at the date of initial adoption of this Statement, the transfer of any held to maturity security into either the available for sale or trading category and the transfer of any available for sale security into the trading category. Transfers from the held to maturity portfolio at the date of initial adoption will not call into question the entity's intent to hold other debt securities to maturity in the future. This Statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 and is not expected to have any impact on the Bank. The Bank does not intend to adopt SFAS No. 133 earlier than required.

IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996


NOTE 16 - CAPITAL STOCK

In January 1998, the Bancorp declared a 5% stock dividend to stockholders of record at January 15, 1998, payable February 2, 1998. Fractional shares were paid for in cash, totalling $3,149. The Bancorp issued 47,933 shares of capital stock in conjunction with this dividend. In addition, on December 28, 1998, the Bancorp declared a three-for-one stock split on the Bancorp's capital stock, which was effected in the form of a 200 percent stock dividend. Two additional shares will be issued for each share of capital stock held by shareholders of record as of the close of business on January 6, 1999. New shares were distributed on January 29, 1999. Par value will remain unchanged at $1.25. The number of shares issued, after giving effect to the stock split, was 3,023,799. The effect of the stock dividend and stock split has been retroactively reflected in the consolidated balance sheets and statements of changes in stockholders' equity.

All references to the number of shares and per share amounts elsewhere in the consolidated financial statements and related footnote have been restated as appropriate to reflect the effect of the stock dividend and stock split for all periods presented.


NOTE 17 - PARENT COMPANY FINANCIAL INFORMATION

The condensed financial information for IBT Bancorp, Inc.^as of March 31, 1999 (unaudited), December 31, 1998 and 1997 and three months ^ended March 31, 1999 (unaudited) and 1998 (unaudited) and for the years ended December 31, 1998, 1997 and 1996 is as follows:

BALANCE SHEETS

                                                   ^    March 31,                December 31,
                                                   -----------------  ----------------------------------------
                                                   ^     1999               1998                1997
                                                   -----------------  -----------------   --------------------
                                                   ^ (unaudited)
                                                   -----------------
ASSETS
      Cash in bank                                ^$          1,675   $            629    $             1,421
      Investment in subsidiary                    ^      37,348,437         37,184,369             33,443,202
      Securities available for sale               ^         810,090            826,348                667,736
      Other assets                                ^         221,634            221,634                221,634
                                                     ---------------  -----------------   --------------------

      Total Assets                                ^$     38,381,836   $     38,232,980    $        34,333,993
                                                      ===============  =================   ====================

LIABILITIES AND STOCKHOLDERS' EQUITY

      Liabilities                                 ^$         28,179   $         32,051    $            32,135

      Stockholders' Equity                        ^      38,353,657         38,200,929             34,301,858
                                                   -----------------  -----------------   --------------------

      Total Liabilities and Stockholders' Equity  ^$     38,381,836   $     38,232,980    $        34,333,993
                                                   =================  =================   ====================


IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996



NOTE 17 - PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)



STATEMENTS OF INCOME


                                                ^    Three Months Ended March 31,           Years Ended December 31,
                                                ------------------------------------  ----------------------------------------------
                                                ^     1999        ^     1998              1998             1997         1996
                                                ----------------  ---------------  ---------------  --------------  --------------
                                                ^           (unaudited)
                                                ---------------------------------
Income
      Dividends from subsidiary                ^$       625,000  ^$      525,000   $    2,100,000   $   1,700,000    $   1,600,000
      Other dividends                          ^          9,076  ^         8,239           32,157          25,062          10,524

Expenses
      Professional fees                        ^         29,531  ^         2,926           20,979          13,668          11,827
      Miscellaneous                            ^          3,609  ^         4,487           14,729          11,060           5,408
                                                ----------------  ---------------  ---------------  --------------  --------------

Income Before Income Taxes
      and Equity in Undistributed
      Earnings of Subsidiary                   ^        600,936  ^       525,826         2,096,449       1,700,334      1,593,289

Equity in Undistributed
      Earnings of Subsidiary                   ^        965,834  ^       849,615         3,704,481       3,493,182      2,865,095
                                                ----------------  ---------------  ---------------  --------------  --------------

Net Income                                     ^$     1,566,770  ^$    1,375,441   $     5,800,930  $    5,193,516  $   4,458,384
                                                ================  ===============  ===============  ==============  ==============


IBT BANCORP, INC. AND SUBSIDIARY

Three Months Ended March 31, 1999 (unaudited) and 1998 (unaudited)

Years Ended December 31, 1998, 1997 and 1996


NOTE 17 - PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

STATEMENTS OF CASH FLOWS

                                                 ^    Three Months ended
                                                 ----------------------------
                                                 ^          March 31,                   Years Ended December 31,
                                                 ----------------------------    -----------------------------------------
                                                 ^   1999           ^ 1998           1998           1997          1996
                                                 -------------      ---------    -----------     ----------    -----------
                                                 ^        (unaudited)
                                                 ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                    ^$ 1,566,770   ^$1,375,441    $ 5,800,930    $ 5,193,516    $ 4,458,384
    Adjustments to reconcile net income to
      net cash provided by operating activities:
        Decrease in cash due to changes
          in assets and liabilities:
          Equity in undistributed
            earnings of subsidiary                ^   (965,834)  ^  (849,615)    (3,704,481)    (3,493,182)    (2,865,095)
          Other assets                                       -   ^         -              -        (28,822)             -
                                                 -------------     ---------    -----------     ----------    -----------


Net Cash From Operating Activities                ^    600,936   ^   525,826      2,096,449      1,671,512      1,593,289

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from sales of securities
      available for sale                          ^      4,870
    Purchase of securities available for sale     ^          -   ^   (39,998)      (158,861)      (135,663)      (325,885)
    Dividends paid                                ^   (604,760)  ^  (486,957)    (1,938,380)    (1,536,000)    (1,267,200)
                                                 -------------     ---------    -----------     ----------    -----------
Net Cash Used By Financing Activities             ^   (599,890)  ^  (526,955)    (2,097,241)    (1,671,663)    (1,593,085)
                                                 -------------     ---------    -----------     ----------    -----------
Net Change in Cash and Cash Equivalents           ^      1,046   ^    (1,129)          (792)          (151)           204


Cash and Cash Equivalents at Beginning of Year    ^        629   ^     1,421          1,421          1,572          1,368
                                                 -------------     ---------    -----------     ----------    -----------
Cash and Cash Equivalents at End of Year          ^$     1,675   ^$      292    $       629     $    1,421    $     1,572
                                                 =============     =========    ===========     ==========    ===========


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

          None.

Item 15.  Financial Statements and Exhibits.

         (a) 1. The consolidated statements of financial conditions of IBT Bancorp, Inc. and subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1998, together with the related notes and the independent auditors' report of Edwards, Leap, & Sauer, independent accountants.

               2. Schedules omitted as they are not applicable.

         (b)      Exhibits


                   3(i) Articles of Incorporation of IBT Bancorp, Inc.* 3(ii) Bylaws of IBT Bancorp, Inc.*
                   21    Subsidiaries of IBT Bancorp, Inc.*
                   27    Financial Data Schedule (electronic filing only)
                   ----------------
                   * Previously filed

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        IBT Bancorp, Inc.
                                        (Registrant)


Date:  June 28, 1999                    By:/s/J. Curt Gardner
                                           -------------------------------------
                                           J. Curt Gardner
                                           President